FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September, 2019

Commission File Number: 001-12568

BBVA FRENCH BANK S.A.

(Translation of registrant’s name into English)

Córdoba 111, 1054

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes   ☐            No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BBVA French Bank S.A.

Item
1.	Financial Statements as of June 30, 2019.

CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE SIX-MONTH PERIOD ENDED

JUNE 30, 2019

BBVA Banco Francés S.A.

CONSOLIDATED CONDENSED STATEMENT OF FINANCIAL POSITION

AS OF JUNE 30, 2019 AND DECEMBER 31, 2018

(stated in thousands of pesos)

	Notes and Exhibits	06.30.19	12.31.18
ASSETS
Cash and deposits in banks	7	90,955,170	99,105,461
Cash		15,856,359	15,570,831
Financial institutions and correspondents		75,098,811	83,534,630
Argentine Central Bank (BCRA)		73,483,563	75,503,977
Other in the country and abroad		1,615,248	8,030,653
Debt securities at fair value through profit or loss	8	6,590,932	7,508,099
Derivatives	9	1,838,020	591,418
Repo transactions	10	5,924,379	12,861,116
Other financial assets	11	5,957,221	9,647,526
Loans and other financing	12	186,615,851	181,422,347
Non-financial government sector		336	207
Argentine Central Bank (BCRA)		64	383
Other financial institutions		7,596,572	9,583,842
Non-financial private sector and residents abroad		179,018,879	171,837,915
Other debt securities	13	69,763,641	23,742,631
Financial assets pledged as collateral	14	6,352,207	4,703,064
Current income tax assets	15 a)	385	385
Investments in equity instruments	16	1,914,766	129,538
Investments in associates	17	2,075,103	1,752,322
Property and equipment	18	11,866,623	9,816,116
Intangible assets	19	590,357	510,912
Deferred income tax assets		526,504	194,036
Other non-financial assets	20	1,860,690	2,135,859
Non-currrent assets held for sale	21	59,776	493,373

TOTAL ASSETS		392,891,625	354,614,203

CONSOLIDATED CONDENSED STATEMENT OF FINANCIAL POSITION

AS OF JUNE 30, 2019 AND DECEMBER 31, 2018

(stated in thousands of pesos)

	Notes and Exhibits	06.30.19	12.31.18
LIABILITIES
Deposits	22 and Exhibit H	285,201,866	259,509,061
Non-financial government sector		3,635,297	1,544,761
Financial sector		296,404	294,122
Non-financial private sector and residents abroad		281,270,165	257,670,178
Liabilities at fair value through profit or loss	23	1,156,152	692,270
Derivatives	9	2,288,638	1,377,259
Repo transactions	10	—	14,321
Other financial liabilities	24	23,067,544	28,189,392
Financing received from the BCRA and other financial institutions	25	3,291,860	5,527,525
Corporate bonds issued	26	4,329,078	2,473,690
Current income tax liabilities	15 b)	4,609,342	3,676,444
Provisions	27 and Exhibit J	7,050,001	3,620,723
Deferred income tax liabilities		65,175	57,725
Other non-financial liabilities	28	13,022,560	10,894,016

TOTAL LIABILITIES		344,082,216	316,032,426

EQUITY
Share capital	30	612,660	612,660
Non-capitalized contributions		6,735,977	6,735,977
Capital adjustments		312,979	312,979
Reserves		28,488,024	17,424,932
Retained earnings		—	3,856,405
Other accumulated comprehensive income		(161,736)	(4,975)
Income for the period		12,787,742	9,613,687

Equity attributable to owners of the Parent		48,775,646	38,551,665
Equity attributable to non-controlling interests		33,763	30,112

TOTAL EQUITY		48,809,409	38,581,777

TOTAL LIABILITIES AND EQUITY		392,891,625	354,614,203

Notes and exhibits are an integral part of these financial statements.

CONSOLIDATED CONDENSED STATEMENT OF INCOME

FOR THE SIX-MONTH INTERIM PERIODS ENDED JUNE 30, 2019 AND 2018

(stated in thousands of pesos)

	Notes and Exhibits	Accumulated as of 06.30.19	Accumulated as of 06.30.18	Quarter from 04.01.19 to 06.30.19	Quarter from 04.01.18 to 06.30.18
Interest income	31	41,393,775	17,170,889	23,018,132	9,278,025
Interest expense	32	(18,606,406)	(6,316,007)	(9,982,014)	(3,507,170)

Net interest income		22,787,369	10,854,882	13,036,118	5,770,855

Commission income	33	8,180,721	4,922,559	4,366,538	2,888,018
Commission expenses	34	(4,742,250)	(2,876,986)	(2,422,882)	(1,522,164)

Net commission income		3,438,471	2,045,573	1,943,656	1,365,854

Net income/(loss) from measurement of financial instruments at fair value through profit or loss	35	4,579,305	(412,679)	2,115,028	(743,026)
Net loss from write-down of assets at amortized cost and at	36	(40,563)	(66,931)	(36,380)	(68,298)
fair value through OCI
Foreign exchange and gold gains	37	2,496,102	2,704,858	1,321,560	2,009,608
Other operating income	38	7,780,728	2,139,860	4,389,805	397,252
Loan loss allowances	Exhibit R	(4,223,063)	(1,330,442)	(1,864,924)	(804,248)

Net operating income		36,818,349	15,935,121	20,904,863	7,927,997

Personnel benefits	39	(5,954,616)	(3,887,157)	(3,242,029)	(1,929,968)
Administrative expenses	40	(4,465,529)	(3,154,824)	(2,421,106)	(1,646,632)
Depreciation and amortization	41	(752,287)	(406,902)	(393,926)	(207,860)
Other operating expenses	42	(8,612,435)	(3,582,190)	(6,074,392)	(1,428,480)

Operating income		17,033,482	4,904,048	8,773,410	2,715,057

Income from associates		429,486	345,065	312,483	305,188

Income before income tax		17,462,968	5,249,113	9,085,893	3,020,245

Income tax	15 c)	(4,671,575)	(1,529,111)	(2,305,571)	(866,387)

Income for the period		12,791,393	3,720,002	6,780,322	2,153,858

Income for the period attributable to:
Owners of the Parent		12,787,742	3,669,218	6,780,123	2,123,920
Non-controlling interests		3,651	50,784	199	29,938

Notes and exhibits are an integral part of these financial statements.

EARNINGS PER SHARE

AS OF JUNE 30, 2019 AND 2018

(stated in thousands of pesos)

Accounts	06.30.19	06.30.18
Numerator:
Net income attributable to owners of the Parent	12,787,742	3,669,218
Net income attributable to owners of the Parent adjusted to reflect the effect of dilution	12,787,742	3,669,218
Denominator:
Weighted average of outstanding common shares for the period	612,659,638	612,659,638
Weighted average of outstanding common shares for the period adjusted to reflect the effect of dilution	612,659,638	612,659,638
Basic earnings per share (stated in thousands of pesos)	20.8725	5.9890
Diluted earnings per share (stated in thousands of pesos) (1)	20.8725	5.9890

(1)	Since BBVA Banco Francés S.A. has not issued financial instruments with a dilutive effect on earnings per share, basic and diluted earnings per share are the same.

CONSOLIDATED CONDENSED STATEMENT OF OTHER COMPREHENSIVE INCOME

FOR THE SIX-MONTH INTERIM PERIODS ENDED JUNE 30, 2019 AND 2018

(stated in thousands of pesos)

	Accumulated as of 06.30.19	Accumulated as of 06.30.18	Quarter from 04.01.19 to 06.30.19	Quarter from 04.01.18 to 06.30.18
Income for the period	12,791,393	3,720,002	6,780,322	2,153,858
Other comprehensive income components to be reclassified to income/(loss) for the period:
Profit or losses from financial instruments at fair value through OCI
Income/(loss) for the period on financial instruments at fair value through OCI	(264,016)	(104,763)	17,485	(129,704)
Reclassification adjustment for the period	40,563	66,931	36,380	68,298
Income tax	67,078	8,259	(36,125)	18,700

	(156,375)	(29,573)	17,740	(42,706)

Other comprehensive income components not to be reclassified to income/(loss) for the period:
Employee benefit plans
Accumulated actuarial profits or losses due to employee benefit plans	—	(5,322)	—	(5,322)
Income tax	—	1,600	—	1,600

	—	(3,722)	—	(3,722)

Share in Other Comprehensive Income from associates and joint ventures at equity method
Income/(loss) on the share in OCI from associates and joint ventures at equity method	(386)	102,833	9,519	110,791

	(386)	102,833	9,519	110,791

Total Other Comprehensive Income for the period	(156,761)	69,538	27,259	64,363

Total Comprehensive Income	12,634,632	3,789,540	6,807,581	2,218,221

Total comprehensive income:
Attributable to owners of the Parent	12,630,981	3,738,756	6,807,382	2,188,283
Attributable to non-controlling interests	3,651	50,784	199	29,938

Notes and exhibits are an integral part of these financial statements.

CONSOLIDATED CONDENSED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX-MONTH INTERIM PERIOD ENDED JUNE 30, 2019 AND 2018

(stated in thousands of pesos)

	2019											2018
	Share capital	Non-capitalized contributions		Other comprehensive income		Retained earnings
Transactions	Outstanding shares	Share premium	Adjustments to equity	Losses on financial instruments at fair value through OCI	Other	Legal reserve	Optional reserve	Unappropriated retained earnings	Total equity attributable to owners of the Parent	Total equity attributable to non- controlling interests	Total	Total
Balance at the beginning of the year	612,660	6,735,977	312,979	(112,612)	107,637	4,802,904	12,622,028	13,470,092	38,551,665	30,112	38,581,777	26,056,548
Impact of the implementation of the financial reporting framework set forth by the BCRA	—	—	—	—	—	—	—	—	—	—	—	4,344,409
Adjusted balance at the beginning of the year	612,660	6,735,977	312,979	(112,612)	107,637	4,802,904	12,622,028	13,470,092	38,551,665	30,112	38,581,777	30,400,957
Total Comprehensive income for the period
- Net income for the period	—	—	—	—	—	—	—	12,787,742	12,787,742	3,651	12,791,393	3,720,002
- Other comprehensive income for the period	—	—	—	(156,375)	(386)	—	—	—	(156,761)	—	(156,761)	69,538
- Distribution of retained earnings approved by the
Shareholders’ Meetings held on April 24, 2019 and April 10, 2018
Legal reserve	—	—	—	—	—	1,922,737	—	(1,922,737)	—	—	—	—
Cash dividends	—	—	—	—	—	—	—	(2,407,000)	(2,407,000)	—	(2,407,000)	(970,000)
Statutory special reserve due to application of IFRS	—	—	—	—	—	—	3,856,405	(3,856,405)	—	—	—	—
Other	—	—	—	—	—	—	5,283,950	(5,283,950)	—	—	—	—
- Distribution of subsidiary dividends	—	—	—	—	—	—	—	—	—	—	—	(935)
- Capital increase of subsidiary	—	—	—	—	—	—	—	—	—	—	—	196,000

Balance at fiscal period-end	612,660	6,735,977	312,979	(268,987)	107,251	6,725,641	21,762,383	12,787,742	48,775,646	33,763	48,809,409	33,415,562

Notes and exhibits are an integral part of these financial statements.

CONSOLIDATED CONDENSED STATEMENT OF CASH FLOWS

FOR THE SIX-MONTH INTERIM PERIODS ENDED JUNE 30, 2019 AND 2018

(stated in thousands of pesos)

Accounts	06.30.19	06.30.18
Cash flows from operating activities
Income before Income Tax	17,462,968	5,249,113
Adjustments to obtain cash flows from operating activities:	(5,679,834)	(7,050,127)
Depreciation and amortization	752,287	406,902
Loan loss allowance	4,223,063	1,330,442
Effect of foreign exchange changes	(6,591,354)	(12,428,451)
Income/(loss) from sale of Prisma	(2,695,720)	—
Other adjustments	(1,368,110)	3,640,980
Net decreases from operating assets:	(45,588,288)	(38,900,491)
Debt securities at fair value through profit or loss	917,167	3,086,551
Derivatives	(1,246,602)	142,225
Repo transactions	6,936,737	18,273
Loans and other financing	(6,893,948)	(34,758,768)
Non-financial government sector	(129)	140
Other financial institutions	1,987,589	(1,251,178)
Non-financial private sector and residents abroad	(8,881,408)	(33,507,730)
Other debt securities	(46,244,463)	(2,491,559)
Financial assets pledged as collateral	(1,649,143)	(1,905,376)
Investments in equity instruments	—	6,309
Other assets	2,591,964	(2,998,146)
Net increases from operating liabilities:	19,702,703	42,401,471
Deposits	25,692,805	37,976,490
Non-financial government sector	2,090,536	(7,220)
Financial sector	2,282	19,983
Non-financial private sector and residents abroad	23,599,987	37,963,727
Liabilities at fair value through profit or loss	463,882	143,495
Derivatives	911,379	(213,227)
Repo transactions	(14,321)	651,341
Other liabilities	(7,351,042)	3,843,372
Income tax paid	(596,632)	(541,734)

Total cash flows (used in)/generated by operating activities	(14,699,083)	1,158,232

CONSOLIDATED CONDENSED STATEMENT OF CASH FLOWS

FOR THE SIX-MONTH INTERIM PERIODS ENDED JUNE 30, 2019 AND 2018

(stated in thousands of pesos)

Accounts	06.30.19	06.30.18
Cash flows from investing activities:
Payments:	(870,291)	(637,905)
Purchase of property and equipment, intangible assets and other assets	(870,291)	(636,240)
Other payments related to investing activities	—	(1,665)
Collections:	2,552,618	324,851
Sale of investments in equity instruments	1,729,915	—
Other collections related to investing activities	822,703	324,851
Total cash flows generated by / (used in) investing activities	1,682,327	(313,054)

Cash flows from financing activities
Payments:	(3,258,289)	(1,297,747)
Dividends	(2,407,000)	(970,935)
Non-subordinated corporate bonds	(570,712)	(326,812)
BCRA	(1,116)	—
Lease payments	(279,461)	—
Collections:	1,533,400	4,318,808
Non-subordinated corporate bonds	1,533,400	—
Other collections related to financing activities	—	4,316,810
BCRA	—	1,998

Total cash flows (used in) / generated by financing activities	(1,724,889)	3,021,061

Effect of exchange rate changes on cash and cash equivalents	6,591,354	12,428,451

Total changes in cash flows	(8,150,291)	16,294,690

Cash and cash equivalents at the beginning of the year (Note 7)	99,105,461	38,235,942

Cash and cash equivalents at fiscal period end (Note 7)	90,955,170	54,530,632

Notes and exhibits are an integral part of these financial statements.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS FOR

THE FISCAL PERIOD ENDED JUNE 30, 2019

(Stated in thousands of pesos)

1.	General information

BBVA Banco Francés S.A. (hereinafter, either “BBVA Francés”, the “Entity” or the “Bank”) is a corporation (“sociedad anónima”) incorporated under the laws of Argentina, operating as a universal bank with a network of 252 national branches.

Since December 1996, BBVA Francés is part of the global strategy of Banco Bilbao Vizcaya Argentaria S.A. (BBVA or the “Parent”), which directly and indirectly controls the Entity, by holding 66.55% of the share capital as of June 30, 2019.

On April 24, 2019, the Shareholders’ Meeting approved the Entity’s change of corporate name to “BBVA Argentina S.A.”. However, pursuant to a requirement from the Argentine Central Bank (BCRA) and upon the consent granted by the Shareholders’ Meeting, the Board of Directors, at a meeting held on May 28, 2019, resolved to adopt the name “Banco BBVA Argentina S.A.” On July 25, 2019, the BCRA served notice of the approval of the change of corporate name by way of Resolution No. 166. The registration with the Argentine Superintendence of Corporations (IGJ) is still pending.

These financial statements include the Entity and its controlled or subsidiary companies (collectively referred to, including the Entity, as the “Group”). The Entity’s subsidiaries are listed below:

•

BBVA Francés Valores S.A.: corporation incorporated under the laws of Argentina as a comprehensive clearing and settlement agent. On March 8, 2019, the Bank’s Board of Directors submitted to its Shareholders’ Meeting a proposal to carry out a merger of this company in order to attain more efficiency in its administrative processes and thus, provide better service to its customers. In this regard, on April 24, 2019, the Shareholders’ Meeting approved the proposal made by the Bank’s Board of Directors. The Argentine Securities Commission (CNV) has authorized the merger prospectus published in the Buenos Aires Stock Exchange Bulletin on April 16, 2019. As of the date of these financial statements, the statutory opposition period afforded by Section 83, paragraph 3, of the Argentine Companies Law has elapsed, with no objections having been raised. On July 17, 2019, the Final Merger Agreement was filed with the CNV for registration with the IGJ. The merger is deemed effective since October 1, 2019.

•	BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión: corporation incorporated under the laws of Argentina as an agent for the management of mutual funds;

•

Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings): corporation incorporated under the laws of Argentina undergoing liquidation proceedings. On December 4, 2008, Law No. 26425 was enacted, providing for the elimination and replacement of the capitalization regime that was part of the Integrated Retirement and Pension System, with a single government regime named the Argentine Integrated Retirement and Pensions System (SIPA). Consequently, Consolidar A.F.J.P. S.A. ceased to manage the resources that were part of the individual capitalization accounts of affiliates and beneficiaries of the capitalization regime of the Integrated Retirement and Pension System, which were transferred to the Guarantee Fund for the Sustainability of the Argentine Retirement and Pension Regime as they were already invested, and the Argentine Social Security Office (ANSES) is now the sole and exclusive owner of those assets and rights. Likewise, on October 29, 2009, the ANSES issued Resolution No. 290/2009, whereby retirement and pension funds managers interested in reconverting their corporate purpose to manage the funds for voluntary contributions and deposits held by participants in their capitalization accounts had 30 business days to express their intention to that end. On December 28, 2009, based on the foregoing and taking into consideration that it is impossible for Consolidar A.F.J.P. S.A. to comply with the corporate purpose for which it was incorporated, it was resolved, at a Unanimous General and Extraordinary Shareholders’ Meeting to approve the dissolution and subsequent liquidation of that company effective as of December 31, 2009.

•

Volkswagen Financial Services Compañía Financiera S.A. (VWFS): A financial company incorporated under the laws of Argentina engaged in pledge loans. On September 25, 2018, BBVA Francés lost control of the company due to the termination of the two-year term committed by the Entity to provide financing to such company if it failed to diversify its sources of funding. According to International Accounting Standard No. 28 (IAS 28), VWFS qualifies as an associate and, as such, it has been deconsolidated effective since the date of loss of control.

Argentine Capital Markets Law No. 26831, enacted on December 28, 2012 and amended by Law No. 27440 dated May 11, 2018, subsequently regulated through General Resolution No. 622/13 and General Resolution No. 731/2018 issued by the CNV, establishes in Section 47 that agents have an obligation to register with the CNV, to act in the market in any of the capacities set forth in such law. On September 9 and 19, 2014, the Entity was registered as an Agent for the Custody of Mutual Funds under No. 4 and as a Comprehensive Clearing and Settlement Agent under No. 42. On August 7, 2014, the subsidiary BBVA Banco Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión was registered as a Mutual Fund Agent under No. 3. On September 19, 2014, the subsidiary BBVA Francés Valores S.A. was registered as a comprehensive Settlement, Clearing and Trading Agent under No. 41.

Part of the Entity’s stock capital is publicly traded and has been registered with the Buenos Aires Stock Exchange, the New York Stock Exchange and the Madrid Stock Exchange.

2.	Basis for the preparation of the Financial Statements

These condensed financial statements for the six-month period ended June 30, 2019 are prepared pursuant to the reporting framework set forth by the BCRA that requires supervised entities to submit financial statements prepared pursuant to the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), subject to temporary exception from applying the impairment model in Section 5.5 “Impairment” of IFRS No. 9 “Financial instruments” and International Accounting Standard No. 29 (IAS No. 29) “Financial reporting in hyperinflationary economies”, which shall be applicable for the fiscal years beginning on or after January 1, 2020 and, taking into consideration the standards prescribed through Memorandum No. 6/2017 issued by the regulatory entity on May 29, 2017 regarding the treatment to be applied to uncertain tax positions as well as, the instructions provided in Memorandum No. 7/2019 issued by the BCRA dated April 29, 2019, which set forth the accounting treatment to be applied to the remaining investment held by the Entity in Prisma Medios de Pago S.A. as of June 30, 2019 (“financial reporting framework set forth by the BCRA”).

The exceptions described are a deviation from IFRS and are detailed below:

a)

Regarding the impairment model set forth in Section 5.5 “Impairment” of IFRS 9, on December 5, 2018, the Entity filed with the BCRA the impairment model to be applied within the framework of IFRS No. 9 as from January 1, 2020. The Entity filed quantification with the BCRA on March 29, 2019;

b)

Regarding IAS No. 29, the existence of an inflationary context significantly affects the Entity’s financial position and profit or loss and, therefore, the impact of inflation shall be taken into consideration in the interpretation of the information the Entity provides in these financial statements on its financial position, financial performance and cash flows;

c)

Had the IFRS treatment regarding uncertain tax positions been applied, liabilities would have decreased by 5,447,078 and 2,207,318 as of June 30, 2019 and December 31, 2018. Likewise, the income/(loss) for the six-month period ended June 30, 2019 and 2018 would have increased by 3,239,760 and 1,021,518, respectively (Note 15.c), and

d)

As regards the investment held in Prisma Medios de Pago S.A. recorded under “Investments in Equity Instruments” as of June 30, 2019, it should be recognized at fair value determined as of such date pursuant to IFRS No. 9 (Note 16).

As this is an interim period, the Group has opted to present condensed information, pursuant to the guidelines of IAS No. 34 “Interim Financial Information”; therefore, not all the information required for the preparation of complete financial statements under IFRS is included. Therefore, these financial statements should be read jointly with the financial statements as of December 31, 2018. However, explanatory notes of events and transactions that are material for understanding any changes in the financial position as from December 31, 2018 are included.

Furthermore, the BCRA, through Communications “A” 6323 and 6324 set forth guidelines for the preparation and presentation of the financial statements of financial institutions for fiscal years beginning on or after January 1, 2018, including the additional reporting requirements as well as the information to be submitted as Exhibits.

These financial statements have been approved by the Board of Directors of BBVA Banco Francés S.A. as of August 9, 2019.

3.	Functional and presentation currency and Unit of account

3.1.	Functional and presentation currency

The Group considers the Argentine Peso as the functional and presentation currency. All amounts are stated in thousands of pesos, unless otherwise stated.

3.2.	Unit of account

According to IAS No. 29, entities are required to restate financial statements stated in local currency as their functional currency to reflect the changes in the purchasing power of such currency, based on the existence or not of a hyperinflationary economy. IAS No. 29 provides certain qualitative and quantitative guidelines to determine the existence of a hyperinflationary economy. Accordingly, hyperinflation shall be deemed to exist where the last three years’ cumulative inflation approaches or exceeds 100%.

As a result of the increase in inflation that has been experienced in the first months of fiscal year 2018, there has been consensus on that the Argentine economy would qualify as a highly inflationary economy according to the guidelines set forth under IAS No. 29. This consensus implies the need to apply IAS No. 29 in preparing financial statements under IFRS for annual and interim periods ended after July 1, 2018.

IAS 29 sets forth that the financial statements of an entity with a functional currency of a high inflationary economy shall be restated in terms of the measuring unit current at the end of the reporting period, regardless of whether the financial statements are based on an historical cost or current cost approach. For such purposes, monetary items shall not be restated, non-monetary items shall be restated by applying the variation of a general price index between the date of acquisition or the date of revaluation and the date of the financial statements to be submitted. The components of shareholders’ equity, except accumulated income/(loss) and surplus of appreciation of assets, shall be restated by applying the general price index to the various items between the date of contribution, or between the date of acquisition for any other cause and the date of the financial statements to be submitted. Income and expenses for the period shall be adjusted by applying the general price index between the date those items were acquired and the date of the financial statements to be submitted.

Furthermore, the figures for the preceding fiscal years or periods presented for comparative purposes shall be restated.

As mentioned in Note 2, the application of the guidelines in IAS 29 is exempted and shall be effective for fiscal years beginning on or after January 1, 2020 as set forth by the BCRA through Communication “A” 6651 issued on February 22, 2019, and therefore the Group does not and shall not restate its financial statements until the date referred to above

The financial statements as of June 30, 2019 of the following subsidiaries: BBVA Francés Valores S.A., BBVA Francés Asset Management S.A. and Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (Undergoing liquidation proceedings) were prepared in constant currency in accordance with the provisions of Resolution 107/18 of the Professional Council of Economic Sciences of the City of Buenos Aires (CPCECABA), which state the need to restate in constant currency financial statements for fiscal years ended on or after July 1, 2018, in accordance with JG Resolution issued by the Federation of Professional Councils of Economic Sciences (FACPCE)No. 539/18 dated September 29, 2018. For the purposes of the preparation of the consolidated financial statements in accordance with the financial reporting framework set forth by the BCRA, the Entity has made the necessary adjustments to eliminate the inflation restatement.

The Entity’s Management estimates that the Group shareholders’ equity and income/(loss) may significantly differ if IAS No. 29 is applied.

The existence of such inflationary economic environment affects the Group’s financial position and results of operations. Therefore, the impact of inflation may distort the financial information and should be taken into consideration in understanding the Group’s information reported in these financial statements about its financial position, comprehensive income, changes in shareholders’ equity and cash flows.

4.	Accounting estimates and judgments

Significant judgments made by the Board of Directors in the application of accounting policies as well as the premises and estimates on uncertainties as of June 30, 2019 were the same as those described in Note 4.1. and 4.2. to the financial statements as of December 31, 2018.

In addition, the Bank applies the same methodologies for the assessment of fair values and the same criteria for the classification of fair value levels as those described in Note 4.3. to the financial statements as of December 31, 2018.

5.	Significant accounting policies

Except as stated in Notes 5.1 and 5.2 below, the Group has consistently applied the accounting policies described in Note 5 to the consolidated financial statements as of December 31, 2018, in all the periods presented in these financial statements.

5.1.	Assets acquired through leases

On January 13, 2016, the IASB issued IFRS No. 16, replacing IAS No. 17 “Leases” for fiscal periods beginning on or after January 1, 2019. Said standard was adopted by the BCRA through Communication “A” 6560. The new standard introduces a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases. There are recognition exceptions for short term leases and leases where the underlying asset has a low value. The lessee has to recognize a right-of-use asset representing its right to use the leased asset and a lease liability for the obligation of making payments for the lease.

As to the lessor’s recognition, IFRS No. 16 substantially keeps the requirements of IAS No. 17. Therefore, lessors continue classifying leases as operating or financial, and each of them are recognized differently.

The Bank has opted for applying the modified retrospective method consisting in recognizing lease liabilities in the amount equivalent to the current amount of future payments agreed. As a result of this approach, as of such date, the Entity recognizes right-to-use assets and lease liabilities, mainly from leases of offices in its network of branches (Note 29).

5.2.	Investments in equity instruments

By virtue of the partial sale of the shareholding in Prisma Medios de Pago S.A. as explained in Note 16, the remaining stake has been measured at fair value through profit or loss on the basis of the valuation reports issued by independent appraisers, net of the valuation adjustment mandated by the BCRA in its Memorandum No. 7/2019. The accounting criteria applied as required above, imply a deviation from IFRS.

5.3.	Interim financial information

These financial statements for the six-month period ended June 30, 2019 have been prepared in accordance with IAS No. 34 “Interim financial information” and pursuant to the policies adopted by the Entity in its annual financial statements as of December 31, 2018.

5.4.	Comparative information

For comparative purposes, certain reclassifications were made to the information presented for the previous year/period, in order to present them on a consistent basis. The changes of comparative information do not imply changes in any decisions taken on the basis thereof.

6.	IFRS issued but not yet effective

Pursuant to Communication “A” 6114 issued by the BCRA, as the new IFRS are approved, or the current IFRSs are modified or repealed and, once such changes are adopted by the FACPCE, the BCRA shall issue a statement of its approval for financial institutions. In general, early adoption of an IFRS shall not be allowed, unless specifically admitted when adopted.

a)	IFRS No. 9 Financial Instruments - Impairment

Regarding Section 5.5 “Impairment” of IFRS No. 9, Communication “A” 6430 issued by the BCRA established its application as from fiscal periods beginning on or after January 1, 2020. On the subject, the Entity submitted to the BCRA a description of the expected losses calculation model under that standard on December 5, 2018 and made the quantification of its impact and submitted such information to the regulatory entity on March 29, 2019, as required by Communication “A” 6590 issued by the BCRA.

b)	IAS No. 29 Financial reporting in hyperinflationary economies

In addition, Communication “A” 6651 issued by the BCRA on February 22, 2019 set forth the application of a the restatement in constant currency set forth by IAS 29 in hyperinflationary economies for fiscal periods beginning on or after January 1, 2020. As stated in Note 2 to these financial statements, the Entity estimates that the effect of adopting this regulation has a significant impact on its statements of financial position, income and other comprehensive income, changes in shareholders’ equity and cash flows as of June 30, 2019.

7.	Cash and deposits in banks

Breakdown in the Consolidated Condensed Statement of Financial Position and the balance of cash and cash equivalents computed for the purposes of the preparation of the Consolidated Condensed Statement of Cash Flows is as follows:

	06.30.19	12.31.18
Cash	15,856,359	15,570,831
BCRA - Current account	73,483,563	75,503,977
Balances with other local and foreign institutions	1,615,248	8,030,653

TOTAL	90,955,170	99,105,461

8.	Debt securities at fair value through profit or loss

	06.30.19	12.31.18
Government securities	523,799	952,798
Private securities - Corporate bonds	100,680	167,913
BCRA Bills	5,966,453	6,387,388

TOTAL	6,590,932	7,508,099

9.	Derivatives

In the ordinary course of business, the Group carried out foreign currency forward transactions with daily or upon-maturity settlement of differences, with no delivery of the underlying asset and interest rate swap transactions. These transactions do not qualify as hedging pursuant to IFRS No. 9 - “Financial Instruments”.

The aforementioned instruments are measured at fair value and were recognized in the Consolidated Condensed Statement of Financial Position in the item “Derivative instruments” Changes in fair values were recognized in the Consolidated Condensed Statement of Income in “Net income/(loss) from measurement of financial instruments at fair value through profit or loss”.

Breakdown is as follows:

Assets

	06.30.19	12.31.18
Debit balances linked to foreign currency forwards pending settlement in pesos	1,838,020	591,418

TOTAL	1,838,020	591,418

Liabilities

	06.30.19	12.31.18
Credit balances linked to foreign currency forwards pending settlement in pesos	1,852,065	889,731
Credit balances linked to interest rate swaps	436,573	487,528

TOTAL	2,288,638	1,377,259

The notional amounts of the forward transactions and foreign currency forwards, stated in US Dollars (US$) and in Euros as applicable, as well as the base value of interest rate swaps are reported below:

	06.30.19	12.31.18
Foreign Currency Forwards
Foreign currency forward purchases - US$	746,097	620,651
Foreign currency forward sales - US$	806,914	760,615
Foreign currency forward sales - Euros	4,322	5,463
Interest rate swaps
Fixed rate for floating rate	2,418,547	3,261,154

10.	Repo transactions

Breakdown is as follows:

Reverse repurchase transactions

		06.30.19	12.31.18
Amounts receivable for reverse repurchase transactions of government		263,176	154,753
securities and BCRA bills with financial institutions Amounts receivable for reverse repurchase transactions of government securities with non-financial institutions	(1)	5,661,203	12,706,363

TOTAL		5,924,379	12,861,116

(1)	For one repo transaction of Argentine Bonds in US Dollars 2024 carried out with Argentina for an original total of US$ 300,000,000 with final maturity on May 7, 2020.

Repurchase transactions

	06.30.19	12.31.18
Amounts payable for repurchase transactions of BCRA bills	—	14,321

TOTAL	—	14,321

11.	Other financial assets

Breakdown of other financial assets is as follows:

	06.30.19	12.31.18
Measured at amortized cost
Financial debtors from spot transactions pending settlement	2,433,593	6,842,344
Non-financial debtors from spot transactions pending settlement	343,880	91,052
Receivables from sale of ownership interest in Prisma Medios de Pago S.A.	1,369,677	—
Other receivables	2,503,441	1,837,527
Other	238,977	552,220

	6,889,568	9,323,143

Measured at fair value through profit or loss
Mutual funds	575,037	408,704

	575,037	408,704

Allowance for loan losses (Note 16 and Exhibit R)	(1,507,384)	(84,321)

TOTAL	5,957,221	9,647,526

12.	Loans and other financing

The Group keeps loans and other financing under a business model for the purpose of collecting contractual cash flows. Therefore, it measures loans and other financing at amortized cost. Below is a breakdown of the related balance:

	06.30.19	12.31.18
Non-financial government sector	336	207
BCRA	64	383
Other financial institutions	7,648,724	9,669,330
Overdrafts	9,589,505	11,789,313
Discounted instruments	10,315,773	11,310,587
Unsecured instruments	8,410,206	12,739,330
Instruments purchased	54,907	264,434
Mortgage loans	12,041,363	10,104,731
Pledge loans	1,540,809	1,650,222
Consumer loans	24,367,511	23,560,930
Credit Cards	47,825,927	41,869,188
Loans for the prefinancing and financing of exports	51,172,141	45,088,576
Receivables from financial leases	2,065,885	2,377,747
Loans to personnel	1,448,769	1,203,780
Other financing	15,903,054	14,051,828

	192,384,974	185,680,586

Allowance for loan losses (Exhibit R)	(5,769,123)	(4,258,239)

TOTAL	186,615,851	181,422,347

Classification of loans and other financing according to credit performance (determined as per the criteria set forth by the BCRA) and guarantees received are presented in Exhibit B. The information on the concentration of loans and other financing is presented in Exhibit C. The reconciliation of the information included in that Exhibit with the carrying amounts is shown below:

	06.30.19	12.31.18
Total Exhibits B and C	193,925,363	187,080,255
Plus:
BCRA	64	383
Loans to personnel	1,448,769	1,203,780
Less:
Allowances for loan losses	(5,769,123)	(4,258,239)
Adjustments for effective interest rate	(467,474)	(767,474)
Corporate bonds	(148,517)	(123,275)
Loan commitments	(2,373,231)	(1,713,083)

Total loans and other financing	186,615,851	181,422,347

As of June 30, 2019 and December 31, 2018, the Group holds the following contingent transactions booked in memorandum accounts according to the financial reporting framework set forth by the BCRA:

	06.30.19	12.31.18
Overdrafts and receivables agreed not used	395,080	531,590
Guarantees granted	1,117,236	578,092
Liabilities related to foreign trade transactions	377,645	141,321
Secured loans	483,270	462,080

	2,373,231	1,713,083

Risks related to the aforementioned contingent transactions are evaluated and controlled in the framework of the Group’s credit risks policy.

13.	Other debt securities

13.1	Financial assets measured at amortized cost

	06.30.19	12.31.18
Corporate bonds in arrears	136	136

	136	136

Allowance for loan losses - Private securities (Exhibit R)	(136)	(136)

TOTAL	—	—

13.2	Financial assets measured at fair value through other comprehensive income

	06.30.19	12.31.18
Government securities	18,595,978	9,815,621
BCRA Liquidity Bills	51,038,995	13,815,040
Private securities - Corporate bonds	129,968	113,148

	69,764,941	23,743,809

Allowance for loan losses - Private securities (Exhibit R)	(1,300)	(1,178)

TOTAL	69,763,641	23,742,631

14.	Financial assets pledged as collateral

The breakdown of the financial assets pledged as collateral as of June 30, 2019 and December 31, 2018 is included below:

		06.30.19	12.31.18
BCRA - Special guarantee accounts	(1)	2,443,445	1,238,252
Guarantee Trust - BCRA Bills at fair value through OCI	(2)	498,517	1,061,766
Guarantee Trust - Pesos	(2)	17,190	14,260
Deposits as collateral	(3)	3,393,055	2,372,751
For repo transactions - Government securities at fair value	(4)	—	16,035

TOTAL		6,352,207	4,703,064

(1)	Special guarantee current accounts opened at the BCRA for the transactions related to the automated clearing houses and other similar entities.
(2)

Set up as collateral to operate with ROFEX and MAE on foreign currency forward transactions and futures contracts. The trust fund consists of pesos and monetary regulation instruments issued by the BCRA.

(3)	Deposits pledged as collateral for activities related to credit card transactions in the country and abroad, with leases and futures contracts.
(4)	It corresponds to repo transactions.

15.	Income Tax:

a)	Current income tax assets

	06.30.19	12.31.18
Advances	385	385

	385	385

b)	Current income tax liabilities

	06.30.19	12.31.18
Income tax provision (1)	4,931,978	4,429,343
Advances	(318,024)	(738,645)
Collections and withholdings	(4,612)	(14,254)

	4,609,342	3,676,444

(1)

The balance as of June 30, 2019 includes a reduction for 3,239,760 corresponding to the declaratory action in respecto of the application of the tax inflation adjustment, while as of December 31, 2018, such reduction amounted to 1,021,518.

c)	Income tax expense

Breakdown of income tax expense:

	06.30.19	06.30.18
Current tax	4,931,978	1,677,722
Deferred tax	(260,403)	(148,611)

	4,671,575	1,529,111

Pursuant to IAS No. 34, income tax is recognized in interim periods over the best estimate of the weighted average tax rate expected by the Entity for the fiscal year.

The income tax expense is calculated as income before income tax for the interim period times Management’s best estimate of the annual effective tax rate expected to be in force for the full fiscal year, adjusted for the fiscal effect of certain items fully recognized during the period.

In this respect, Law No. 27,430, as subsequently amended by Law No. 27,468, set forth that the inflation adjustment—calculated on the basis of the procedure outlined in the Income Tax Law—should be mandatorily deducted from, or added to, taxable income. However, in light of the differing interpretations of the inflation levels required to trigger the application of this law, and based on the existing legislative precedents, the applicability of the adjustment is uncertain. Accordingly, as of June 30, 2019, the Bank has not recognized the impact of the inflation adjustment for tax purposes on the annual effective tax rate at year-end.

The Group’s effective rate for the six-month period ended June 30, 2019 was 27%, while for the six-month period ended June 30, 2018, it was 29%.

•	Income tax– Tax inflation adjustment for fiscal years 2016, 2017 and 2018.

On May 10, 2017, May 10, 2018 and May 13, 2019, and based on related case law, the Entity approved the filing of an action for declaratory judgment of unconstitutionality of Section 39 of Law 24073, Section 4 of Law 25561, Section 5 of Decree No. 214/02 issued by the Argentine Executive and any other regulation whereby the inflation adjustment mechanism provided for under Law 20628, as amended, is considered not applicable due to the confiscatory effect on the specific case, for fiscal years 2016, 2017 and 2018. Consequently, the Entity filed its Income Tax Returns for fiscal years 2016, 2017 and 2018 taking into consideration the effect of those restatement mechanisms.

The net impact of this measure is an adjustment to the Income Tax assessed for the fiscal year ended December 31, 2016 in the amount of 1,185,800 while during the fiscal year ended December 31, 2017 the Income Tax adjustment amounted to 1,021,518, and during the fiscal year ended December 31, 2018, it amounted to 3,239,760.

Through Memorandum No. 6/2017 dated May 29, 2017, the BCRA, without resolving on the decisions adopted by the authorities of the Entity or the right of the Entity regarding the suit filed, in its capacity as issuer of accounting standards, requested the Entity to record a contingent provision included in “Liabilities” in the amount equivalent to income recorded, as it considers that “a reassessment of the income tax by applying the inflation adjustment is not addressed by the BCRA regulations”.

In response to this Memorandum, the Entity filed the related answer and confirmed its position by providing the documentation supporting the referred recording. Notwithstanding the foregoing, the Entity recorded the requested provision in the “Provisions” account under liabilities and in “Other operating expenses” in the Statement of Income, as specifically pursuant to the accounting standards prescribed by the regulator for this case.

As a result of the assessment made and based on the opinion of its legal and tax advisors, the Entity considers that it is more likely than not for the Entity to obtain a final favorable judgment supporting the idea that this period’s income tax shall be assessed including the tax inflation adjustment, based on the confiscatory nature of the rate that would result from not applying said adjustment in the fiscal years ended December 31, 2018, 2017 and 2016.

Therefore, the recording of the contingent provision required by the BCRA results in a departure from IFRS, as stated in Note 2.

•	Income tax – requests for recovery of payments made for fiscal years 2013, 2014 and 2015.

Regarding fiscal years 2013, 2014 and 2015, the Entity assessed income tax without applying the tax inflation adjustment, consequently a higher tax was paid in the amounts of 264,257, 647,945 and 555,002 for those periods.

Based on the grounds stated above, on November 19, 2015, the petition for recovery of the payments made was filed for periods 2013 and 2014, and the related complaint was filed on September 23, 2016 for both periods, given that no answer to the petition above was received.

In turn, on April 4, 2017, a petition for recovery of the payments made for the higher amount of tax paid for fiscal year 2015 was filed. Likewise, on December 29, 2017, the related complaint was filed for this fiscal year.

As of the date of these financial statements, the tax authorities have not issued a resolution regarding the claims filed.

Pursuant to the financial reporting framework set forth by the BCRA, the Entity does not record assets in relation to contingent assets derived from the claims filed.

16.	Investments in equity instruments

Investments in equity instruments for which the Group has no control, joint control or a significant influence are measured at fair value through profit or loss and at fair value through other comprehensive income. Breakdown is as follows:

16.1	Investments in equity instruments through profit or loss

	06.30.19	12.31.18
Mercado de Valores de Buenos Aires S.A.	38,372	24,722
BYMA-Bolsas y Mercados Argentinos S.A.	92,750	94,600
Prisma Medios de Pago S.A. (1)	1,765,000	—

TOTAL	1,896,122	119,322

(1)

This balance corresponds to the amount of 2,252,139 shares held in Prisma Medios de Pago S.A., representing 5.44% of such company’s capital stock. Said investment was recorded as an asset held for sale as of December 31, 2018 pursuant to the divestiture agreement dated November 2017 and within the framework of IFRS No. 5.

On February 1, 2019, the transfer of 2,344,064 registered, common shares with a nominal value of $ 1 each and one vote per share, owned by the Bank in Prisma Medios de Pago S.A. was made for the benefit AI Zenith (Netherlands) B.V. (company related to Advent International Global Private Equity).

In accordance with the provisions of the Offer for the purchase of those shares by AI Zenith (Netherlands) B.V., and accepted by the Bank, the total estimated price adjusted was USD 78,265,273, out of which, on February 1, 2019, the Bank received USD 46,457,210, and the unpaid balance shall be deferred over the following 5 (five) years and settle as follows; (i) 30% of that amount shall be paid in pesos, adjusted by CER (UVA) at an annual nominal rate of 15% and (ii) 70% in US Dollars at an annual nominal rate of 10%. Pursuant to the provisions and allowance rules issued by the BCRA, a provision of $1,418,509 was recorded as of June 30, 2019.

As a consequence of this transaction, a profit of 2,695,720 is recognized in “Other operating income” as of June 30, 2019 (Note 38).

16.2	Investments in equity instruments through other comprehensive income

	06.30.19	12.31.18
Banco Latinoaméricano de Exportaciones S.A.	17,880	9,516
Other	764	700

TOTAL	18,644	10,216

17.	Investments in Associates

	06.30.19	12.31.18
Volkswagen Financial Services Compañía Financiera S.A.	768,343	633,362
PSA Finance Arg. Cía. Financiera S.A.	465,399	434,494
Rombo Cía. Financiera S.A.	562,887	514,779
BBVA Consolidar Seguros S.A.	223,082	135,148
Interbanking S.A.	54,424	33,864
Other	968	675

TOTAL	2,075,103	1,752,322

18.	Property and equipment

	06.30.19	12.31.18
Real estate	6,771,750	6,820,968
Real estate acquired through leases (See Note 5.1 and 29)	1,789,968	—
Furniture and facilities	1,681,661	1,561,128
Machinery and equipment	1,172,610	951,797
Automobiles	15,202	12,704
Constructions in progress	435,432	469,519

TOTAL	11,866,623	9,816,116

19.	Intangible Assets

	06.30.19	12.31.18
Licenses - Software	590,357	510,912

TOTAL	590,357	510,912

20.	Other non-financial assets

Breakdown is as follows:

	06.30.19	12.31.18
Investment properties	65,650	66,368
Tax advances	328,294	388,733
Prepayments	1,090,726	1,160,403
Advances to suppliers of goods	128,445	152,848
Other miscellaneous assets	235,448	327,504
Advances to personnel	1,339	8,155
Assets acquired as security for loans	3,958	2,758
Other	6,830	29,090

TOTAL	1,860,690	2,135,859

21.	Non-current assets held for sale

On December 19, 2018, the Board of Directors agreed to a plan to sell a group of real property assets located in Argentina. Therefore, these assets, the value of which, as of June 30, 2019 and December 31, 2018 amounts to 59,776, were classified as “Non-current assets held for sale”, after the efforts to sell that group of assets began.

During November 2017, the Board of Directors agreed to a plan to sell its ownership interest in Prisma Medios de Pago S.A., and therefore the accounting balance thereof was presented as “Non-current assets held for sale”, in the amount of 433,597 as of December 31, 2018. The sale of 51% of the Bank’s shareholding in such company was completed on February 1, 2019. As of June 30, 2019, the ownership interest in this company was recorded under “Investments in equity instruments” (Note 16).

22.	Deposits

The information on concentration of deposits is disclosed in Exhibit H.

Breakdown is as follows:

	06.30.19	12.31.18
Non-financial government sector	3,635,297	1,544,761
Financial sector	296,404	294,122
Non-financial private sector and residents abroad	281,270,165	257,670,178
Checking accounts	30,710,060	28,574,950
Savings accounts	153,260,717	140,956,173
Time deposits	92,508,942	83,804,407
Investment accounts	62	—
Other	4,790,384	4,334,648

TOTAL	285,201,866	259,509,061

23.	Liabilities at fair value through profit or loss

	06.30.19	12.31.18
Obligations from securities transactions	1,156,152	692,270

TOTAL	1,156,152	692,270

24.	Other financial liabilities

	06.30.19	12.31.18
Obligations from financing of purchases	10,070,897	13,105,616
Creditors from spot transactions pending settlement	2,968,528	7,031,105
Collections and other transactions on behalf of third parties	3,638,103	3,374,476
Liabilities from leases (Note 29)	2,012,184	—
Interest accrued payable	86,711	89,774
Accrued commissions payable	8,474	5,893
Other	4,282,647	4,582,528

TOTAL	23,067,544	28,189,392

25.	Financing received from the BCRA and other financial institutions

	06.30.19	12.31.18
Foreign financial institutions	3,282,968	5,517,517
BCRA	8,892	10,008

TOTAL	3,291,860	5,527,525

26.	Corporate bonds issued

Below is a detail of corporate bonds in force as of June 30, 2019 and December 31, 2018:

Detail	Issuance date	Nominal value (in thousands of pesos)	Maturity date	Annual Nominal Rate	Payment of interest	Residual value as of 06.30.19	Residual value as of 12.31.18
Class 20	08/08/2016	292,500	08/08/2019	Badlar Private + 3.23%	Quarterly	289,000	289,000
Class 22	11/18/2016	181,053	11/18/2019	Badlar Private + 3.50%	Quarterly	181,053	181,053
Class 23	12/27/2017	553,125	12/27/2019	TM20 + 3.20%	Quarterly	551,125	551,125
Class 24	12/27/2017	546,500	12/27/2020	Badlar Private + 4.25%	Quarterly	541,500	541,500
Class 25	11/08/2018	784,334	11/08/2020	UVA + 9.50%	Quarterly	1,051,721	856,473
Class 26	02/28/2019	529,400	11/28/2019	Fixed 43%	Upon maturity	453,400	—
Class 27	02/28/2019	1,090,000	08/28/2020	Badlar Private + 6.25%	Quarterly	1,080,000	—

				Total principal		4,147,799	2,419,151
				Interest accrued		181,279	54,539

				Total principal and Interest accrued		4,329,078	2,473,690

Definitions:

TM20 RATE: is the single arithmetic mean of interest rates for time deposits for twenty million pesos or over, and from thirty to thirty five days.

BADLAR RATE: is the interest rate for time deposits over 1 (one) million pesos, for 30 to 35 days.

UVA RATE: is a measurement unit updated on a daily basis as per CER, according to the consumer price index.

27.	Provisions

	06.30.19	12.31.18
For reassessment of income tax due to adjustment for inflation (Note 15.c))	5,447,078	2,207,318
Provisions for termination plans (Exhibit J)	61,228	62,135
Provisions for reorganization (Exhibit J)	70,000	—
For administrative, disciplinary and criminal penalties (Note 55 and Exhibit J)	5,000	5,000
Contingent commitments provisions (Exhibit R)	1,651	1,483
Other contingencies	1,465,044	1,344,787

TOTAL	7,050,001	3,620,723

It includes the estimated amounts to pay highly likely liabilities which, in case of occurrence, would generate a loss for the Entity.

The breakdown and changes of provisions are included in Exhibit J. However, below is a brief description:

•

Re-assessment of Income Tax due to the application of the inflation adjustment: it reflects the provision required by the BCRA through Memorandum No. 6/2017 dated May 29, 2017, as it was considered that the reassessment of the income tax by applying the inflation adjustment is not addressed by the current regulations. The Bank has answered the BCRA memorandum and evidenced the validity of the recognition timely made and has requested that it be reviewed. Notwithstanding the foregoing, the provision requested by the BCRA was set up.

•

Termination benefit plans: for certain terminated employees, the Bank bears the cost of private health care plans (total or partial) for a certain period after termination. The Bank does not bear any situations requiring medical assistance, but it only makes the related health care plan payments.

•

Provisions for reorganization: Consistent with the goal of further aligning the organizational structure with the corporate strategy during the current year, achieving efficiency gains and streamlining the decision-making process across all work teams.

•

Administrative, disciplinary and criminal penalties: administrative penalties initiated by the Financial Information Unit, even if there were court or administrative measures to suspend payment and regardless of the status of the proceedings regarding penalties.

•

Contingent commitments: it reflects the credit risk arising from the assessment of the degree of compliance of the beneficiaries of unused overdrafts, guarantees, sureties and other contingent commitments for the benefit of third parties on behalf of customers, and of their financial position and the counter guarantees supporting those transactions.

•	Other: it reflects the estimated amounts to pay tax claims, labor-related and commercial claims and miscellaneous complaints.

In the opinion of the Entity’s Board of Directors and its legal advisors, there are no other significant effects other than those stated in these financial statements, the amounts and repayment terms of which have been recorded based on the actual value of those estimates, considering the probable date of their final resolution.

28.	Other non-financial liabilities

Breakdown is as follows:

	06.30.19	12.31.18
Short-term personnel benefits	2,760,977	2,538,893
Long-term personnel benefits	198,610	180,757
Other collections and withholdings	2,314,017	2,015,263
Social security payable	350,375	68,967
Advances collected	2,161,718	1,653,586
Miscellaneous creditors	4,006,902	3,440,930
For contract liabilities	224,065	189,140
Other taxes payables	1,000,903	777,085
Other	4,993	29,395

TOTAL	13,022,560	10,894,016

29.	Leases

Lessee

Below is a detail of the amounts of assets acquired through leases and liabilities from leases in force as of June 30, 2019:

Assets acquired through leases

Account	Initial value as of 01.01.2019	Increases	Decreases	Amortization				Residual value as of 06.30.2019
				Accumulated as of 01.01.2019	Decreases	For the period	Accumulated at period end
Leases	1,846,051	141,494	—	—	—	197,577	197,577	1,789,968

Liabilities from leases

Future minimum payments for lease agreements are as follows:

	In foreign currency	In local currency	06.30.19
Up to one year	199,241	11,714	210,955
From 1 to 5 years	1,287,082	160,122	1,447,204
More than 5 years	350,037	3,988	354,025

			2,012,184

Interest and exchange rate difference recognized in profit or loss

Other operating expenses	(119,096)
Interest on liabilities from lease (Note 42)

Exchange rate difference	(180,792)
Exchange rate difference for financial lease (loss)

Other Expenses
Leases (Notes 5.1 and 40)	(331,126)

30.	Share Capital

Breakdown is as follows:

Shares				Share capital
Class	Quantity	Nominal value per share	Votes per share	Shares outstanding	Pending issuance or distribution	Paid-in (1)
Common	612,659,638	1	1	612,615	45	612,660

(1)	Registered with the Public Registry of Commerce.

BBVA Banco Francés S.A. is a corporation (sociedad anónima) incorporated under the laws of Argentina. The shareholders limit their liability to the shares subscribed and paid in, pursuant to the Argentine Companies Law (Law No. 19550). Therefore, and pursuant to Law No. 25738, it is reported that neither foreign capital majority shareholders nor local or foreign shareholders shall be liable in excess of the above mentioned capital contribution for obligations arising from transactions carried out by the financial institution.

The Shareholders’ Meeting held on June 13, 2017 approved the increase in share capital up to $ 145,000,000 (nominal value) by issuing 145,000,000 new registered, common shares with a nominal value of $ 1 each, one vote per share. The Board of Directors is granted the necessary authority to implement that capital increase and determine the issuance conditions.

On July 18, 2017, the issuance of 66,000,000 registered, common shares was approved, with a nominal value of $ 1 each, and a subscription price of USD 5.28 per share and USD 15.85 per each American Depositary Share (ADS), at the spot exchange rate published by the BCRA as of that date ($ 17.0267) for the purposes of paying the shares in pesos. On July 24, 2017, the shares subscribed were paid in.

Pursuant to the terms of the Shares Subscription Agreement, on July 26, 2017, International Underwriters opted to acquire 9,781,788 new shares (equivalent to 3,260,596 ADS) at the same issue price. On July 31, 2017, those shares were paid in, using the spot exchange rate stated.

The Entity applied the funds obtained from the global offer and the exercise of preemptive subscription rights to continue with its growth strategy in the Argentine financial system.

31.	Interest income

	06.30.19	06.30.18
Interest from government securities	13,231,346	2,140,027
Interest from credit card loans	8,128,354	3,309,894
Interest from instruments	4,044,280	1,956,153
Interest from consumer loans	3,586,387	2,888,635
Acquisition Value Unit (UVA) clause adjustment	3,817,799	794,629
Interest from overdrafts	3,061,406	2,095,420
Interest from other loans	1,312,350	1,375,999
Interest from loans to the financial sector	1,280,222	597,948
Interest from loans for the prefinancing and financing of exports	1,265,244	494,495
Premium from reverse repurchase agreements	647,290	228,621
Interest from mortgage loans	542,680	312,517
Interest from financial leases	237,693	254,186
Interest from pledge loans	191,599	654,527
Stabilization Coefficient (CER) clause adjustment	42,494	51,121
Interest from private securities	4,312	16,716
Other financial income	319	1

TOTAL	41,393,775	17,170,889

32.	Interest expenses

	06.30.19	06.30.18
Time deposits	14,922,547	4,512,931
Checking accounts deposits	1,464,364	706,198
Other liabilities from financial transactions	1,426,605	489,942
Acquisition Value Unit (UVA) clause adjustments	725,982	415,030
Interfinancial loans received	19,664	85,112
Savings accounts deposits	31,720	37,714
Premium for reverse repurchase agreements	1,229	68,756
Other	14,295	324

TOTAL	18,606,406	6,316,007

33.	Commission income

	06.30.19	06.30.18
Linked to liabilities	4,247,411	2,645,986
From credit cards	2,689,760	1,313,284
Linked to loans	376,809	372,768
From insurance	438,355	337,290
From foreign trade and foreign currency transactions	385,788	186,609
Linked to securities	41,971	64,812
From guarantees granted	627	1,810

TOTAL	8,180,721	4,922,559

34.	Commission expenses

	06.30.19	06.30.18
From credit and debit cards	2,031,274	1,234,807
Latam Pass Commissions	1,577,370	964,773
From promotions	44,443	133,158
From payment of salaries	332,944	107,105
From digital sale services	267,592	170,444
From foreign trade transactions	70,422	60,462
Linked to transactions with securities	1,110	732
Other commission expenses	417,095	205,505

TOTAL	4,742,250	2,876,986

35.	Net income / (loss) from financial instruments carried at fair value through profit or loss

	06.30.19	06.30.18
Income from private securities	2,387,573	28,553
Income from government securities	1,627,372	435,982
Income from foreign currency forward transactions	864,056	(463,165)
Income from corporate bonds	34,548	17,627
Interest rate swaps	(334,244)	(431,676)

TOTAL	4,579,305	(412,679)

36.	Net (loss) from writing-down assets carried at amortized cost and at fair value through OCI

	06.30.19	06.30.18
Loss from sale of government securities	(40,208)	(66,931)
Loss from sale of private securities	(355)	—

TOTAL	(40,563)	(66,931)

37.	Foreign exchange and gold gains

	06.30.19	06.30.18
Conversion of foreign currency assets and liabilities into pesos	(492,846)	1,208,444
Income from purchase-sale of foreign currency	2,988,948	1,496,414

TOTAL	2,496,102	2,704,858

38.	Other operating income

	06.30.19	06.30.18
Rental of safe deposit boxes	265,673	211,111
Adjustments and interest on miscellaneous receivables	457,304	157,276
Punitive interest	68,758	30,386
Loans recovered	197,680	140,175
Allowances reversed	53,136	72,369
Income from sale of non-current assets held for sale (Note 16)	2,695,720	—
Income tax - Tax inflation adjustment - Fiscal years 2017 and 2018 (Note 15.c)	3,239,760	1,021,518
Debit and credit card commissions	297,273	133,076
Other operating income	505,424	373,949

TOTAL	7,780,728	2,139,860

39.	Personnel benefits

	06.30.19	06.30.18
Salaries	3,637,576	2,375,471
Social security charges	1,025,333	688,185
Personnel compensation and bonuses	169,144	221,687
Personnel services	111,288	85,438
Other short-term personnel benefits	994,328	497,830
Termination personnel benefits	—	1,822
Other long-term personnel benefits	16,947	16,724

TOTAL	5,954,616	3,887,157

40.	Administrative expenses

	06.30.19	06.30.18
Travel expenses	55,766	41,708
Administrative expenses	376,820	237,875
Security services	173,060	143,637
Fees to Bank Directors and Supervisory Committee	6,744	6,196
Other fees	240,302	130,220
Insurance	51,553	32,598
Rent (Note 29)	331,126	316,553
Stationery and supplies	22,134	18,541
Electricity and communications	243,502	132,523
Advertising	231,410	236,895
Taxes	1,195,294	730,116
Maintenance costs	535,103	334,410
Armored transportation services	493,940	400,573
Other administrative expenses	508,775	392,979

TOTAL	4,465,529	3,154,824

41.	Depreciation and amortization

	06.30.19	06.30.18
Depreciation of property and equipment	509,270	344,273
Amortization of intangible assets	44,396	61,334
Depreciation of assets acquired through financial leases (Note 29)	197,577	—
Depreciation of other assets	1,044	1,295

TOTAL	752,287	406,902

42.	Other operating expenses

	06.30.19	06.30.18
Turnover tax	2,813,277	1,682,501
Inicial loss of loans below market rate	764,103	248
Other allowances (Exhibit J)	3,783,813	1,284,462
Restructuring expenses (Exhibit J)	188,268	—
Contribution to the Deposit Guarantee Fund (Note 49)	232,357	137,656
Interest on liabilities from financial lease (Note 29)	119,096	—
Claims	81,437	75,466
Other operating expenses	630,084	401,857

TOTAL	8,612,435	3,582,190

43.	Fair values of financial instruments

a)	Assets and liabilities measured at fair value

The fair value hierarchy of assets and liabilities measured at fair value as of June 30, 2019 is detailed below:

	Accounting balance	Total fair value	Level 1 Fair value	Level 2 Fair value	Level 3 Fair value
Financial assets
Debt securities at fair value through profit or loss	6,590,932	6,590,932	107,779	6,483,153	—
Derivative instruments	1,838,020	1,838,020	—	1,838,020	—
Other financial assets	575,037	575,037	575,037	—	—
Other debt securities	69,763,641	69,763,641	841,499	68,922,142	—
Financial assets pledged as collateral	498,517	498,517	159,182	339,335	—
Investments in equity instruments	1,914,766	1,914,766	149,002	764	1,765,000
Financial liabiltiies
Liabilities at fair value through profit or loss	1,156,152	1,156,152	1,156,152	—	—
Derivative instruments	2,288,638	2,288,638	—	2,288,638	—

The fair value hierarchy of assets and liabilities measured at fair value as of December 31, 2018 is detailed below:

	Accounting balance	Total fair value	Level 1 Fair value	Level 2 Fair value
Financial assets
Debt securities at fair value through profit or loss	7,508,099	7,508,099	54,011	7,454,088
Derivative instruments	591,418	591,418	—	591,418
Other financial assets	408,704	408,704	408,704	—
Other debt securities	23,742,495	23,742,495	100,166	23,642,329
Financial assets pledged as collateral	1,077,801	1,077,801	—	1,077,801
Investments in equity instruments	129,538	129,538	119,322	10,216
Financial liabilities
Liabilities at fair value through profit or loss	692,270	692,270	162,696	529,574
Derivative instruments	1,377,259	1,377,259	—	1,377,259

The fair value of a financial asset or liability is the price that would be received for the sale of an asset or paid for the transfer of a liability in an orderly transaction between market participants at the measurement date.

The most objective and usual reference of the fair value of a financial asset or liability is the price that would be paid in an orderly, transparent and deep market, that is to say its quoted or market price.

If it is not possible to obtain a market price, a fair value is determined using best market practice quoting techniques, such as cash flows discount based on a yields curve for the same class and type of instrument, or if there is no market curve with the same characteristics of the bond, the technical value is calculated considering the latest market price plus interest accrued until the valuation date (whichever is more representative for the species).

In line with the accounting standard, a three-level classification of financial instruments is established. This classification is mainly made based on the observability of the necessary inputs to calculate that fair value, defining the following levels:

•

Level 1: Financial instruments valued with quoted prices in an active market. Active market means a market that allows the observation of representative prices with sufficient frequency and daily volume

•	Level 2: Financial instruments that do not have an active market, but that may be valued through market observable data.

•	Level 3: Valuation using models where variables not obtained from observable market information are used.

Financial assets at fair value mainly consist of BCRA Liquidity Bills and Argentine Treasury Bills (Letes), together with a minor share in Argentine Government Bonds and Corporate Bonds. Likewise, financial derivatives are classified at fair value, which includes foreign currency forward transactions and interest rate swaps with settlement at maturity.

b)	Transfers between hierarchy levels

b.1)	Transfers from Level 1 to Level 2

The following instruments measured at fair value were transferred from Level 1 to Level 2 of the fair value hierarchy:

	06.30.19	12.31.18
Argentine Bond in Pesos due 2038	—	1,615

The transfer is due to the fact that the bond was not listed on the market the number of days necessary to be considered Level 1.

b.2)	Transfers from Level 2 to Level 1

The following instruments measured at fair value were transferred from Level 2 to Level 1 of the fair value hierarchy:

	06.30.19	12.31.18
Capitalizable Treasury Bills in Pesos due 04-30-20	44,370	—
Treasury Bills in US dollars due 07-26-19	104	—

Transfers are due to the fact that both bonds quoted more than 90% during the last 30 days, allowing to consider them as liquid bonds and giving them the level 1 designation.

b.3)	Valuation techniques for Levels 2 and 3

The determination of fair value prices set forth by the bank for fixed income consists of considering reference market prices for active markets MAE (“Mercado Abierto Electrónico”) and BYMA (“Bolsas y Mercados Argentinos”). If there are no quoted prices for the last 10 business days, a theoretical valuation is made.

The valuation allocated to financial assets that were not listed on the last 10 business days is determined by considering the latest quoted market price, plus interest accrued until the valuation date or technical value, whichever more representative.

The theoretical valuation carried out for swaps and non-delivery forwards consists in discounting the future flows of the investment applying the interest rate as per the proper spot rates curve.

The estimate of future cash flows for swaps is made considering the spot rates in pesos and the BADLAR rate curve as input. In the case of non-delivery forwards, future cash flows are estimated considering the fair values of Rofex futures for local agreements and ICAP futures prices for offshore agreements as inputs.

For Level 2 Calculations, input data observable in the market is required: the last quoted market price (MAE or BYMA), the terms and conditions of the bond issue as detailed in the respective offering memorandum or, in the particular case of BADLAR-adjustable bonds, according to the terms published in the BCRA’s website, the spot discount curve.

The fair value of the equity interest held in Prisma—classified as Level 3—was calculated on the basis of independent appraisers’ valuations, who relied on a future discounted cash flow method embracing a combined income and market approach, net of the valuation adjustment required by the BCRA in Memorandum No. 7/2019 (Note 5.2).

b.4)	Reconciliation of opening and ending balances of Level 3 assets and liabilities at fair value

The following table shows a reconciliation between opening balances and final balances of Level 3 fair values:

06.30.19
Balance at the beginning of the fiscal year	—
Investments in equity instruments – Prisma Medios de Pago S.A.	1,765,000

Balance at fiscal period-end	1,765,000

c)	Fair value of Assets and Liabilities not measured at fair value

Below is a description of methodologies and assumptions used to assess the fair value of the main financial instruments not measured at fair value, when the instrument does not have a quoted price in a known market.

•	Assets and liabilities with fair value similar to their accounting balance

For financial assets and financial liabilities maturing in less than one year, it is considered that the accounting balance is similar to fair value. This assumption also applies for deposits, because a significant portion thereof (more than 99% considering contractual terms and conditions) have a residual maturity of less than one year.

•	Fixed rate financial instruments

The fair value of financial assets was assessed by discounting future cash flows from market rates at each measurement date for financial instruments with similar characteristics.

•	Variable rate financial instruments

For financial assets and financial liabilities accruing a variable rate, it is considered that the accounting balance is similar to the fair value.

The fair value hierarchy of assets and liabilities not measured at fair value as of June 30, 2019 is detailed below:

	Accounting balance	Total fair value	Level 1 Fair value	Level 2 Fair value
Financial assets
Cash and deposits in banks	90,955,170	(1)	—	—
Repo transactions	5,924,379	(1)	—	—
Other financial assets	5,382,184	(1)	—	—
Loans and other financing		(1)
Non-financial government sector	336	(1)	—	—
Argentine Central Bank (BCRA)	64	(1)	—	—
Other financial institutions	7,596,572	6,737,650	—	6,737,650
Non-financial private sector and residents abroad	179,018,879	178,389,490	—	178,389,490
Financial assets pledged as collateral	5,853,690	(1)	—	—
Financial liabilities
Deposits	285,201,866	283,332,474	—	283,332,474
Other financial liabilities	23,067,544	(1)	—	—
Financing received from the Argentine Central Bank (BCRA) and	3,291,860		—
other financial institutions		(1)		—
Corporate bonds issued	4,329,078	4,239,290	—	4,239,290

(1)	Fair value is not reported as it is deemed similar to its book value.

The fair value hierarchy of assets and liabilities not measured at fair value as of December 31, 2018 is detailed below:

	Accounting balance	Total fair value	Level 1 Fair value	Level 2 Fair value
Financial assets
Cash and deposits in banks	99,105,461	(1)	—	—
Repo transactions	12,861,116	(1)	—	—
Other financial assets	9,238,822	(1)	—	—
Loans and other financing
Non-financial government sector	207	(1)	—	—
Argentine Central Bank (BCRA)	383	(1)	—	—
Other financial institutions	9,583,842	9,492,614		9,492,614
Non-financial private sector and residents abroad	171,837,915	167,308,597	—	167,308,597
Other debt securities	136	(1)	—	—
Financial assets pledged as collateral	3,625,263	(1)	—	—
Financial liabilities
Deposits	259,509,061	256,910,027	—	256,910,027
Repo transactions	14,321	(1)	—	—
Other financial liabilities	28,189,392	(1)	—	—
Financing received from the Argentine Central Bank (BCRA) and other financial institutions	5,527,525	(1)	—	—
Corporate bonds issued	2,473,690	2,412,051	—	2,412,051

(1)	Fair value is not reported as it is deemed similar to its book value.

44.	Segment reporting

Basis for segmentation

As of June 30, 2019 and December 31, 2018, the Group determined that it has only one reporting segment related to banking activities.

Below is relevant information on loans and deposits by line of business as of June 30, 2019 and December 31, 2018:

BBVA Banco Francés S.A. (bank) (1)	Total as of 06.30.19	Total as of 12.31.18
Loans and other financing	186,615,851	181,422,347
Corporate banking	51,506,274	52,196,585
Small and medimum companies	48,963,924	52,384,419
Retail	86,145,653	76,841,343
Other assets	206,275,774	173,191,856

TOTAL ASSETS	392,891,625	354,614,203

Deposits	285,201,866	259,509,061
Corporate banking	18,613,254	29,668,066
Small and medium companies	58,401,028	49,240,049
Retail	208,187,584	180,600,946
Other liabilities	58,880,350	56,523,365

TOTAL LIABILITIES	344,082,216	316,032,426

(1)	It includes BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión, BBVA Francés Valores S.A. and Consolidar A.F.J.P. (undergoing liquidation proceedings).

45.	Subsidiaries

Below is the information on the Bank’s subsidiaries:

Name	Registered Office (country)	Ownership interest as of
		06.30.19	12.31.18
BBVA Francés Valores S.A.	Argentina	96.9953%	96.9953%
Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings)	Argentina	53.8892%	53.8892%
BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión (1)	Argentina	95.0000%	95.0000%

(1)	The Entity owns a direct 95% interest in the company’s share capital and an indirect 4.8498% interest through BBVA Francés Valores S.A.

46.	Related parties

a)	Parent

The Bank’s parent is Banco Bilbao Vizcaya Argentaria.

b)	Key Management personnel

Pursuant to IAS 24, key management personnel are those having the authority and responsibility for planning, managing and controlling the Group’s activities, whether directly or indirectly.

Based on that definition, the Group considers the members of the Board of Directors as key personnel.

b.1)	Remuneration of key management personnel

The key personnel of the Board of Directors received the following compensations:

	06.30.19	06.30.18
Fees	6,259	5,721

Total	6,259	5,721

b.2)	Profit or loss for transactions and balances with key management personnel

	Balances as of		Profit or loss
	06.30.19	12.31.18	06.30.19	06.30.18
Loans
Credit cards	2,161	2,907	296	—
Overdrafts	4	19	—	—
Mortgage loans	1,288	1,316	115	120
Deposits
Checking account	8	8	—	—
Savings account	21,407	30,306	47	—
Time deposits	3,445	—	—	—

Loans are granted on an arm’s length basis. As of June 30, 2019 and December 31, 2018, balances of loans granted are classified under normal performance according to the debtor classification rules issued by the BCRA.

b.3)	Profit or loss and balances with related parties (except key Management personnel)

	Balances as of		Profit or loss
Parent	06.30.19	12.31.18	06.30.19	06.30.18
Cash and deposits in bank	558,946	259,503	—	—
Derivative instruments (Assets)	670,097	23,177	—	—
Other financial assets	—	310,034	—	—
Liabilities at fair value through profit or loss	—	315,396	—	—
Other non-financial liabilities	110,216	51,296	97,809	35,762
Derivative instruments (Liabilities)	1,642,439	51,198	1,345,548	16,281
Off-balance sheet balances
Securities in custody	65,194,465	56,994,610	—	—
Derivative instruments	33,482,195	5,172,413	—	—
Sureties granted	554,408	593,593	1,527	321
Guarantees received	316,337	717,641	—	—

	Balances as of		Profit or loss
Associates	06.30.19	12.31.18	06.30.19	06.30.18
Cash and deposits in banks	32	70	—	—
Loans and other financing	4,147,015	5,723,637	1,109,518	403,281
Debt securities at fair value through profit or loss	10,223	50,398	34,522	17,573
Other financial assets	—	161,622	—	—
Deposits	136,141	149,338	6,590	1,595
Liabilities at fair value through profit or loss	—	223,833	—	—
Other financial liabilities	—	37,390	—	—
Other non-financial liabilities	587	—	1,794	2,859
Financing received	—	—	3,974	2,546
Derivative instruments (Liabilities)	369,913	381,998	277,490	321,507
Corporate bonds issued	126,691	115,263	23,365	13,520
Other operating income	—	—	15,432	5,649
Off-balance sheet balances
Interest rate swaps	1,901,879	2,364,460	—	—
Securities in custody	514,227	506,076	310	183
Guarantees received	2,873	284	—	—
Sureties granted	25,070	23,864	181	79

	Balances as of		Profit or loss
Subsidiaries	06.30.19	12.31.18	06.30.19	06.30.18
Loans and other financing	3,892	2,809	1,364	529,228
Other financial assets	440	379	125	1,145
Deposits	285,344	254,431	57,753	22
Financing received	—	—	—	570
Other operating income	—	—	2,377	2,625
Administrative expenses	—	—	—	756
Off-balance sheet balances
Securities in custody	578,830	432,968	—	—
Sureties granted	281	281	—	—

Transactions have been agreed upon on an arm’s length basis. As of June 30, 2019 and December 31, 2018, balances of loans granted are classified under normal performance according to the debtor classification rules issued by the BCRA.

47.	Restrictions to the payment of dividends

Pursuant to the provisions in the regulation in force issued by the BCRA, financial institutions shall apply an annual 20% of the year’s profits to increase legal reserves.

Furthermore, pursuant to the requirements in General Resolution No. 622 issued by the CNV, the Shareholders’ Meeting considering the financial statements with e accumulated gains shall specifically provide for the allocation thereof.

Specifically, the mechanism to be followed by financial institutions to assess distributable balances is defined by the BCRA through the regulations in force on the “Distribution of earnings”, provided that there are no records of financial assistance from that entity due to illiquidity or shortfalls as regards minimum capital requirements or minimum cash requirements, and other sort of penalties imposed by specific regulators, which are deemed to be material, and/or where no corrective measures had been implemented, among other conditions.

It is worth noting that, on September 20, 2017, the BCRA issued Communication “A” 6327, which provides that financial institutions shall not distribute earnings generated by first application of International Financial Reporting Standards (IFRS), and shall create a special reserve which may only be reversed for capitalization or to absorb potential losses of the item “Unappropriated retained earnings”.

In addition, the Group shall maintain a minimum capital after the proposed distribution of earnings.

On April 24, 2019, the Ordinary and Extraordinary Shareholders’ Meeting was held, whereby the following distribution of profits was approved:

•	To Legal Reserve: 1,922,737

•	To Distribution of cash dividends: 2,407,000

•	To special statutory reserve due to application of IFRS: 3,856,405

•	To Optional Reserve for future distribution of profits: 5.283,950.

48.	Restricted assets

As of June 30, 2019 and December 31, 2018, the Entity has the following restricted assets:

a)

The Entity applied Argentine Treasury Bonds adjusted by CER in pesos maturing in 2021 in the amount of 79,588, Treasury Bills in US dollars maturing on August 16, 2019 in the amount of 49,665 and Treasury Bills in US dollars maturing on December 4, 2019 in the amount of 24,422 as of June 30, 2019, Argentine Treasury Bonds adjusted by CER in pesos maturing in 2021 in the amount of 79,285 and Treasury Bonds in US dollars maturing on May 10, 2019 in the amount of 56,145 as of December 31, 2018, as security for loans agreed under the Global Credit Program for micro, small and medium enterprises granted by the Inter-American Development Bank (IDB).

b)

Also, the Entity has accounts, deposits, repo transactions and trusts applied as guarantee for activities related to credit card transactions, with automated clearing houses, transactions settled at maturity, foreign currency futures, court proceedings and leases in the amount of 6,352,207 and 4,703,064 as of June 30, 2019 and December 31, 2018, respectively.

c)

BBVA Francés Valores S.A. has shares in Mercado de Valores de Buenos Aires S.A. (MERVAL) in the amounts of 38,372 and 24,722, and BYMA, in the amounts of 92,750 and 94,600 as of June 30, 2019 and December 31, 2018, respectively. Those shares are pledged for the benefit of “Crédito and Caución Compañía de Seguros S.A.” under the surety bond signed by the issuer to secure noncompliance with the company’s obligations.

49.	Deposits guarantee regime

The Entity is included in the Deposits Guarantee Fund Insurance System of Law No. 24485, Regulatory Decrees No. 540/95, No. 1292/96, No. 1127/98 and No. 30/18 and Communication “A” 5943 issued by the BCRA

That law provided for the incorporation of the company “Seguros de Depósitos Sociedad Anónima” (SEDESA) for the purpose of managing the Deposits Guarantee Fund (DGF), the shareholders of which, pursuant to the changes introduced by Decree No. 1292/96, will be the BCRA with at least one share and the trustees of the trust with financial institutions in the proportion determined by the BCRA for each, based on their contributions to the DGF.

In August 1995, that company was incorporated, and the Entity has a 10.038% share of the corporate stock.

The Deposits Guarantee Insurance System, which is limited, mandatory and for valuable consideration, has been created for the purpose of covering bank deposit risks in addition to the deposits privileges and protection system set forth by the Financial Institutions Law.

The guarantee covers the refund of the principal paid plus interest accrued up to the date of revocation of the authorization to operate or until the date of suspension of the entity by application of Section 49 of the Articles of Organization of the BCRA, if this measure had been adopted previously, without exceeding the amount of four hundred and fifty thousand pesos. For transactions in the name of two or more people, the guarantee shall be distributed on a pro-rata basis among them. In no case shall the total guarantee per person exceed the aforementioned amount, regardless of the number of accounts and/or deposits.

In addition, it is set forth that financial institutions shall make a monthly contribution to the DGF an amount equivalent to 0.015% of the monthly average of daily balances of the items listed in the related regulations.

As of June 30, 2019 and 2018, the contributions to the Fund have been recorded in the item “Other operating expenses—Contributions to the deposits guarantee fund” in the amounts of 232,357 and 137,656, respectively.

On February 28, 2019, the Argentine Central Bank issued Communication “A” 6654 setting forth an increase in the guarantee from pesos four hundred and fifty thousand to pesos one million, effective March 1, 2019.

50.	Minimum cash and minimum capital requirements

50.1 Minimum cash requirements

The BCRA establishes different prudential regulations to be observed by financial institutions, mainly regarding solvency levels, liquidity and credit assistance levels.

Minimum cash regulations set forth an obligation to keep liquid assets in relation to deposits and other obligations recorded for each period. The items included for the purpose of meeting that requirement are detailed below:

Accounts	06.30.19	12.31.18
Balances at the BCRA
Argentine Central Bank (BCRA) – current account - not restricted	72,910,424	82,119,608
Argentine Central Bank (BCRA) – special guarantee accounts – restricted (Note 14)	2,443,445	1,238,252
Argentine Central Bank (BCRA) –social security special accounts - restricted	281,285	—

	75,635,154	83,357,860

Argentine Treasury Bonds in pesos at fixed rate due November 2020	7,310,239	6,936,000
Liquidity Bills – BCRA	57,005,448	20,202,428

TOTAL	139,950,841	110,496,288

50.2	Minimum capital requirements

The regulatory breakdown of minimum capitals is as follows at the above mentioned date:

Minimum capital requirements	06.30.19	06.30.18
Credit risk	18,398,338	16,092,833
Operational risk	4,817,242	2,966,117
Market risk	174,965	154,790
Paid-in	44,237,568	33,150,138

Surplus	20,847,023	13,936,398

51.	Compliance with the provisions of the Argentine Securities Commission – minimum shareholders’ equity and cash contra-account

According to CNV’s General Resolution No. 622/13, as amended by CNV’s General Resolution No. 731, the minimum Shareholders’ Equity required to operate as “Settlement and Clearing Agent - Comprehensive” and “Mutual Funds Custodian Agent” amounts to 29,000 and the minimum cash contra-account required by those rules amounts to 14,750. This amount includes Argentine Treasury Bonds adjusted by CER due 2021 deposited with the account opened at Caja de Valores S.A., named “Depositor 1647 Brokerage Account 5446483 BBVA Banco Francés minimum cash contra-account”. As of June 30, 2019 and December 31, 2018, the Bank’s Shareholders’ Equity exceeds the minimum amount imposed by the CNV.

Likewise, the subsidiary BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión, as Mutual Funds Management Agent, met the CNV minimum cash contra-account requirements with 282,641 shares of FBA Ahorro Pesos Fondo Común de Inversión, in the amount of 5,302, through custody account No. 493-0005459481 at BBVA Banco Francés S.A. The minimum shareholders’ equity required to act as Mutual Funds Management Agent of the Company amounts to 2,600. As of June 30, 2019 and December 31, 2018, the company’s Shareholders’ Equity exceeds the minimum amount imposed by the CNV. In addition, pursuant to the requirements in General Resolution No. 792 issued by the CNV on April 30, 2019, and effective as of the end of fiscal year ended December 31, 2019, mutual fund management companies’ minimum shareholders’ equity will be comprised by 150,000 UVAs plus 20,000 UVAs, per each additional mutual fund under management.

The subsidiary BBVA Francés Valores S.A., as a Comprehensive Settlement and Clearing Agent met CNV minimum cash contra-account requirements with 9,000,000 shares of FBA Renta Fija Plus in the amount of 14,632, through custody account No. 601-493-0005448549 at BBVA Banco Francés S.A. The minimum shareholders’ equity required to act as a Comprehensive Settlement and Clearing Agent amounts to 18,000, while the minimum cash contra-account amounts to 9,000. As of June 30, 2019 and December 31, 2018, the company’s Shareholders’ Equity exceeds the minimum amount imposed by the CNV.

52.	Compliance with the provisions of the Argentine Securities Commission – documentation

The CNV issued General Resolution No. 629 on August 14, 2014 to introduce changes to its own rules governing the maintenance and safekeeping of corporate books, accounting records and business documentation. In this respect, it is reported that the Bank keeps the documentation that supports its operations for the periods still open to audit for safekeeping in Administradora de Archivos S.A. (AdeA), domiciled at Ruta 36 Km, 31,5 of Florencio Varela, Province of Buenos Aires.

In addition, it is informed that a detail of the documentation delivered for safekeeping, as well as the documentation referred to in Art. 5. a.3), Section I of Chapter V of Title II of the CNV rules is available at the Bank’s registered office (2013 consolidated text and amendments).

53.	Trust activities

On January 5, 2001, the Board of Directors of BCRA issued Resolution No. 19/2001, providing for the exclusion of Mercobank S.A.’s senior liabilities under the terms of section 35 bis of the Financial Institutions Law, the authorization to transfer the excluded assets to the Bank as trustee of the Diagonal Trust, and the authorization to transfer the excluded liabilities to beneficiary banks. Also, on the mentioned date, the agreement to set up the Diagonal Trust was subscribed by Mercobank S.A. as Settler and the Bank as Trustee in relation to the exclusion of assets as provided in the above-mentioned resolution. As of June 30, 2019 and December 31, 2018, the assets of Diagonal Trust amount to 2,427, considering its recoverable value.

In addition, the Entity in its capacity as Trustee in the Corp Banca Trust recorded the selected assets on account of the redemption in kind of participation certificates in the amount of 4,177 as of June 30, 2019 and December 31, 2018.

In addition, the Entity acts as a Trustee in 12 non-financial trusts, in no case as personally liable for the liabilities assumed in the performance of the contract obligations. Such liabilities will be settled with and up to the full amount of the trust assets and the proceeds therefrom. The non-financial trusts concerned were set up to manage assets and/or secure the receivables of several creditors

(beneficiaries) and the trustee was entrusted the management, care, preservation and custody of the corpus assets until (i) noncompliance with the obligations by the debtor (settler) vis-a-vis the creditors (beneficiaries) are verified, when such assets will be sold and the proceeds therefrom will be distributed (net of expenses) among all beneficiaries, the remainder (if any) shall be delivered to the settler, or (ii) all contract terms and conditions are complied with, in which case all the trust assets will be returned to the settler or to whom it may be indicated. The trust assets totaled 245,151 and 229,112 as of June 30, 2019 and December 31, 2018, respectively, and consist of cash, creditors’ rights, real estate and shares.

54.	Mutual funds

As of June 30, 2019 and December 31, 2018, the Entity holds in custody, as Custodian Agent of Mutual Funds managed by BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión, time deposit certificates, shares, corporate bonds, government securities, mutual funds, deferred payment checks, BCRA instruments, Buenos Aires City Government Bills, ADRS, Buenos Aires Province Government Bills and repos in the amounts of 26,060,981 and 17,026,024, which are part of the mutual fund portfolio and are recorded in debit balance memorandum accounts “Control – Other”.

The Mutual Fund assets are as follows:

	ASSETS AS OF
MUTUAL FUNDS	06.30.19	12.31.18
FBA Renta Pesos	27,139,461	15,883,270
FBA Ahorro Pesos	9,863,188	6,302,409
FBA Renta Fija Dólar	5,700,111	3,747,771
FBA Bonos Argentina	4,839,243	4,011,931
FBA Renta Fija Dólar Plus	1,363,190	1,582,891
FBA Bonos Latam	942,763	36,718
FBA Horizonte	857,915	1,309,573
FBA Calificado	473,442	381,258
FBA Acciones Latinoamericanas	450,519	363,493
FBA Acciones Argentinas	381,028	371,680
FBA Bonos Globales	283,765	34,199
FBA Renta Fija Plus	206,243	219,981
FBA Retorno Total II	117,293	65,690
FBA Horizonte Plus	115,672	94,620
FBA Brasil I	95,291	1,059
FBA Renta Mixta	91,761	83,995
FBA Retorno Total I	47,040	57,549
FBA Renta Pesos Plus	19,444	15,974
FBA Renta Pública I	1,288	1,060
FBA Renta Fija Local	1,287	1,060
FBA Renta Pública II	425	377

TOTAL	52,990,369	34,566,558

The subsidiary BBVA Francés Asset Management S.A. acts as a mutual funds manager, authorized by the CNV, which registered that company as a mutual funds management agent under No. 3 under Provision 2002 issued by the CNV on August 7, 2014.

55.	Penalties and administrative proceedings instituted by the BCRA

According to the requirements of Communication “A” 5689, as amended, issued by the BCRA, below is a detail of the administrative and/or disciplinary penalties as well as the judgements issued by courts of original jurisdiction in criminal matters, enforced or brought by the BCRA of which the Entity has been notified:

Administrative proceedings commenced by the BCRA

•

“Banco Francés S.A. over breach of Law 19359”. Administrative Proceedings for Foreign Exchange Offense initiated by the BCRA notified on February 22, 2008 and identified under No. 3511, File No. 100194/05, on grounds of a breach of the Criminal Foreign Exchange Regime as a result of the purchase and sale of US Dollars through the BCRA in excess of the authorized amounts. These totaled 44 transactions involving the Bank’s branches 099, 342, 999 and 320. The individuals/entities subject to these proceedings were BBVA Banco Francés S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were committed: (i) two Territory Managers, (ii) four Branch Managers, (iii) four Heads of Back-Office Management and (iv) twelve cashiers. On August 21, 2014, the court acquitted the individuals/entities above from all charges. The General Attorney’s Office filed an appeal and Room A of the Appellate Court with jurisdiction over Criminal and Economic Matters confirmed the Bank’s and the involved officers’ acquittal from all charges. The General Attorney’s Office filed an Extraordinary Appeal, which was granted and, as of the date of these financial statements, is being heard by the Supreme Court of Justice.

•

“Banco Francés S.A. over breach of Law 19359”. Administrative Proceedings for Foreign Exchange Offense initiated by the BCRA notified on December 1, 2010 and identified under No. 4539, File No. 18398/05 where charges focus on fake foreign exchange transactions, through false statements upon processing thereof, carried out by personnel from five branches in Mar del Plata, which would entail failure to comply with the client identification requirements imposed by foreign exchange rules and regulations through Communication “A” 3471, paragraph 6. The individuals/entities subject to these proceedings were BBVA Banco Francés S.A., the five regular members of the Board of Directors and the following Bank officers who served in the capacities described below at the date when the breaches were committed: (i) the Retail Bank Manager, (ii) the Territory Manager, (iii) the Area Manager, (iv) a commercial aide to the Area Manager, (v) five Branch Managers, (vi) four Heads of Back-Office Management, (vii) five Main Cashiers and (viii) one cashier. To date, the case is being heard by Federal Court No. 3, Criminal Division of the City of Mar del Plata, under File No. 16377/2016. On June 21, 2017, the court sought to obtain further evidence on its own initiative ordering that a court letter should be sent to the BCRA for it to ascertain if the rules governing the charges brought in the Case File No. 18398/05 Proceedings No. 4539 have been subject to any change. The BCRA answered the request from the Court, stating that noncompliance with the provisions of Communication “A” 3471 would not currently be subject to any change that may imply a lesser offense. Moreover, the Entity is awaiting an answer from the Court regarding the transfer of the requested court files. On July 5, 2018, the Entity was notified of the hearing under Section No. 41 of the Criminal Code, which was held on August 7, 2018.

•

“BBVA Banco Francés S.A. over breach of Law 19359”. Administrative Proceedings for Foreign Exchange Offense initiated by the BCRA notified on December 1, 2010 and identified under No. 4524, File No. 3406/06 where charges focus on fake foreign exchange transactions, conducted in the name of a deceased, carried out by personnel of the Branch 240 - Mendoza -, which would entail a failure to comply with the client identification requirements imposed by foreign exchange rules and regulations through Communication “A” 3471, Paragraph 6. The individuals/entities subject to these proceedings were BBVA Banco Francés S.A., five regular members of the Board of Directors and the following Bank officers who served in the capacities described below at the date when the breaches were committed: (i) the Retail Bank Manager, (ii) the Territory Manager, (iii) the Area Manager, (iv) the Branch Manager, (v) the Back Office Branch Management Head and (vi) the Main Cashier. The trial period came to a close. The case is being heard by the Federal Court No. 1, Criminal department of the City of Mendoza, File No. 23461/2015. The Federal Court of Mendoza requested by electronic mail to the Federal Courts of Comodoro Rivadavia and Mar del Plata, to certify the cases that are said to be related in terms of object, individuals/entities involved and offense. The Federal Courts of Comodoro Rivadavia answered the letter partially while the Federal Courts of Mar del Plata has not provided any answer at the date of issuance of these financial statements.

•

“BBVA Banco Francés S.A. over breach of Law 19359”. Administrative Proceedings for Foreign Exchange Offense initiated by the BCRA notified on July 26, 2013 and identified under No. 5406, File No. 100443/12 where charges focus on fake foreign exchange transactions through false statements upon processing thereof carried out incurred by personnel in Branch 087 - Salta -, which would entail failure to comply with the client identification requirements imposed by foreign exchange rules and regulations through Communication “A” 3471, Paragraph 6. The individuals/entities subject to these proceedings were BBVA Banco Francés S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were committed: (i) the Branch Manager (ii) the Back Office Management Head, (iii) the Main Cashier and (iv) two cashiers. The trial period came to a close and the BCRA must send the file to Salta’s Federal Court.

•

“BBVA Banco Francés S.A. over breach of Law 19359”. Administrative Proceedings for foreign exchange offense initiated by the BCRA, notified on December 23, 2015 and identified under No. 6684, File No. 100068/13. The proceedings were brought for allegedly having completed operations under Code 631 “Professional and technical business services” for ROCA ARGENTINA S.A. against the applicable exchange regulations (Communications “A” 3471, “A” 3826 and “A” 5264), involving the incomplete verification of the services provided. The individuals/entities subject to these proceedings were BBVA Banco Francés S.A. and two of the Entity’s officers holding the positions described below: (i) the Foreign Trade Manager and (ii) an officer of the Area. The BCRA has decided that the trial period has come to an end. The case is being heard by Federal Court No. 2, in Lomas de Zamora, Province of Buenos Aires, Criminal Division, under File No. 39130/2017. On October 26, 2017, the Entity filed a request for retroactive application of the most favorable criminal law, as through Communication “A” 5264, whereby the restriction on foreign trade transactions was removed, the payment of services abroad was reinstated

The Entity and its legal advisors estimate that a reasonable interpretation of the applicable regulations in force was made and do not expect an adverse financial impact from these cases.

56.	Subsequent events

On July 22, 2019, the Bank completed the process to assess the final sale price for Prisma Medios de Pago S.A.’s shares, representing 51% of its capital stock and votes.

The final price for the shares transferred by the Bank amounts to USD 76,947,895.33. The shortage between the final price and the estimated price at closing was discounted from the outstanding balance; therefore, the Bank made no reimbursement of the proceeds it had received. All other payment terms have remained unaltered, under the agreed-upon conditions (Note 16.1).

Except as stated in the paragraphs above, no other events or transactions have occurred between the period-end date and the date of issuance of these financial statements that may materially affect the Entity’s financial position or results as of June 30, 2019.

57.	Accounting principles – Explanation added for translation into English

These financial statements are the English translation of those originally issued in Spanish.

These financial statements are presented on the basis of the accounting standards established by the financial reporting framework set forth by BCRA. Certain accounting practices applied by the Bank that conform to the standards of the BCRA may not conform to the generally accepted accounting principles in other countries.

The differences between the financial reporting framework set forth by BCRA and IFRS are detailed in Note 2 to the consolidated financial statements. Accordingly, these financial statements are not intended to present financial position, results of operations and cash flows in accordance with generally accepted accounting principles other than the financial reporting framework set forth by the BCRA.

EXHIBIT B

CLASSIFICATION OF LOANS AND OTHER FINANCING ACCORDING TO FINANCIAL PERFORMANCE

AND GUARANTEES RECEIVED CONSOLIDATED WITH SUBSIDIARIES

AS OF JUNE 30, 2019 AND DECEMBER 31, 2018

(stated in thousands of pesos)

Account	06.30.19	12.31.18
COMMERCIAL PORTFOLIO
Normal performance	94,577,679	99,848,486

Preferred collaterals and counter-guarantees “A”	648,398	782,100
Preferred collaterals and counter-guarantees “B”	756,493	1,068,873
No preferred collaterals or counter-guarantees	93,172,788	97,997,513
With special follow-up	440,303	174,767

Under observation	440,303	174,767

Preferred collaterals and counter-guarantees “B”	161,679	3,522
No preferred collaterals or counter-guarantees	278,624	171,245
Troubled	529,253	1,529,081

Preferred collaterals and counter-guarantees “B”		3,315
No preferred collaterals or counter-guarantees	529,253	1,525,766
With high risk of insolvency	1,877,828	294,627

Preferred collaterals and counter-guarantees “B”	10,662	9,437
No preferred collaterals or counter-guarantees	1,867,166	285,190
Uncollectible	174,272	23,658

No preferred collaterals or counter-guarantees	174,272	23,658

TOTAL	97,599,335	101,870,619

EXHIBIT B

(Continued)

CLASSIFICATION OF LOANS AND OTHER FINANCING ACCORDING TO FINANCIAL PERFORMANCE

AND GUARANTEES RECEIVED CONSOLIDATED WITH SUBSIDIARIES

AS OF JUNE 30, 2019 AND DECEMBER 31, 2018

(stated in thousands of pesos)

Account	06.30.19	12.31.18
CONSUMER AND HOUSING PORTFOLIO
Normal performance	91,919,066	82,079,990

Preferred collaterals and counter-guarantees “A”	46,402	52,624
Preferred collaterals and counter-guarantees “B”	12,343,151	9,573,987
No preferred collaterals or counter-guarantees	79,529,513	72,453,379
Low risk	1,822,879	1,363,176

Preferred collaterals and counter-guarantees “A”	—	769
Preferred collaterals and counter-guarantees “B”	87,426	61,746
No preferred collaterals or counter-guarantees	1,735,453	1,300,661
Medium risk	1,525,035	1,112,362

Preferred collaterals and counter-guarantees “A”	537	—
Preferred collaterals and counter-guarantees “B”	29,311	8,703
No preferred collaterals or counter-guarantees	1,495,187	1,103,659
High risk	987,123	585,308

Preferred collaterals and counter-guarantees “B”	27,073	22,179
No preferred collaterals or counter-guarantees	960,050	563,129
Uncollectible	71,925	68,800

Preferred collaterals and counter-guarantees “A”	15	15
Preferred collaterals and counter-guarantees “B”	11,156	7,764
No preferred collaterals or counter-guarantees	60,754	61,021

TOTAL	96,326,028	85,209,636

TOTAL GENERAL	193,925,363	187,080,255

EXHIBIT C

CONCENTRATION OF LOANS AND OTHER FINANCING

CONSOLIDATED WITH SUBSIDIARIES

AS OF JUNE 30, 2019 AND DECEMBER 31, 2018

(stated in thousands of pesos)

	06.30.19		12.31.18
Number of customers	Debt balance	% over total portfolio	Debt balance	% over total portfolio
10 largest customers	25,132,718	12.96%	23,237,722	12.42%
50 following largest customers	32,201,254	16.60%	31,726,036	16.96%
100 following largest customers	17,151,022	8.84%	18,088,037	9.67%
All other customers	119,440,369	61.60%	114,028,460	60.95%

TOTAL	193,925,363	100.00%	187,080,255	100.00%

EXHIBIT D

BREAKDOWN BY TERM OF LOANS AND OTHER FINANCING

CONSOLIDATED WITH SUBSIDIARIES

AS OF JUNE 30, 2019

(stated in thousands of pesos) (1)

		Terms remaining to maturity
ITEM	Portfolio due	1 month	3 months	6 months	12 months	24 months	More than 24 months	TOTAL
Non-financial government sector	—	336	—	—	—	—	—	336
Argentine Central Bank (BCRA)	—	64	—	—	—	—	—	64
Financial sector	—	2,286,182	693,548	1,173,915	1,370,806	2,060,389	918,160	8,503,000
Non-financial private sector and residents abroad	1,571,465	73,814,001	33,159,699	17,964,587	14,949,175	21,915,117	39,855,052	203,229,096

TOTAL	1,571,465	76,100,583	33,853,247	19,138,502	16,319,981	23,975,506	40,773,212	211,732,496

(1)	These balances are total contractual cash flows and, therefore , include principal, accrued and to be accrued interest and charges.

EXHIBIT H

DEPOSITS CONCENTRATION

CONSOLIDATED WITH SUBSIDIARIES

AS OF JUNE 30, 2019 AND DECEMBER 31, 2018

(stated in thousands of pesos)

	06.30.19		12.31.18
Number of customers	Debt balance	% over total portfolio	Debt balance	% over total portfolio
10 largest customers	10,474,052	3.67%	15,293,060	5.89%
50 following largest customers	14,865,237	5.21%	15,553,822	5.99%
100 following largest customers	10,045,130	3.52%	10,544,960	4.06%
Rest of customers	249,817,447	87.60%	218,117,219	84.06%

TOTAL	285,201,866	100.00%	259,509,061	100.00%

EXHIBIT I

BREAKDOWN OF FINANCIAL LIABILITIES BY REMAINING TERMS

CONSOLIDATED WITH SUBSIDIARIES

AS OF JUNE 30, 2019

(stated in thousands of pesos) (1)

	Terms remaining to maturity
ITEMS	1 month	3 months	6 months	12 months	24 months	More than 24 months	TOTAL
Deposits	257,644,001	23,856,916	6,028,739	4,605,395	56,058	311	292,191,420
Non-financial government sector	3,634,689	13,955	—	—	—	—	3,648,644
Financial sector	296,404	—	—	—	—	—	296,404
Non-financial private sector and residents abroad	253,712,908	23,842,961	6,028,739	4,605,395	56,058	311	288,246,372
Liabilities at fair value through profit or loss	1,156,152	—	—	—	—	—	1,156,152
Derivative instruments	2,288,638	—	—	—	—	—	2,288,638
Other financial liabilities	21,784,493	280,618	378,275	677,453	521,696	29,362	23,671,897
Financing received from the BCRA and other financial institutions	847,886	1,042,397	250,438	1,165,484	—	—	3,306,205
Corporate bonds issued	193,162	599,832	1,406,448	480,806	3,018,475	—	5,698,723

TOTAL	283,914,332	25,779,763	8,063,900	6,929,138	3,596,229	29,673	328,313,035

(1)	These balances are total contractual cash flows and, therefore, include principal, accrued and to be accrued interest and charges.

EXHIBIT J

PROVISIONS

CONSOLIDATED WITH SUBSIDIARIES

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2019 AND

FISCAL YEAR ENDED DECEMBER 31, 2018

(stated in thousands of pesos)

				Decreases
Accounts	Balances at the beginning the year	Increases		Reversals	Uses	Balances as of 06.30.19	Balances as of 12.31.18
INCLUDED IN LIABILITIES
- Provisions for contingent commitments	1,483	168	(1)	—	—	1,651	1,483
- For administrative, disciplinary and criminal penalties	5,000	—	(4)	—	—	5,000	5,000
- Provisions for reorganization	—	188,268	(5)	—	118,268	70,000	—
- Provisions for termination plans	62,135	—	(2)	907	—	61,228	62,135
- Other	3,552,105	3,783,645	(3)	4,488	419,140	6,912,122	3,552,105

TOTAL PROVISIONS	3,620,723	3,972,081		5,395	537,408	7,050,001	3,620,723

(1)	Set up in compliance with the provisions of Communication “A” 2950 and supplementary regulations of the BCRA.
(2)	Set up to cover contingencies referred to private healthcare plans.
(3)	Set up to cover for potential contingencies not considered in other accounts (civil, commercial, labor and other lawsuits), and as required by Memorandum 6/2017 issued by the BCRA.
(4)	Set up to cover administrative, disciplinary and criminal penalties.
(5)	See Note 27.

EXHIBIT R

ADJUSTMENT TO IMPAIRMENT LOSS - ALLOWANCES FOR LOAN LOSSES

CONSOLIDATED WITH SUBSIDIARIES

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2019 AND

FISCAL YEAR ENDED DECEMBER 31, 2018

(stated in thousands of pesos)

				Decreases
Accounts	Balances at the beginning of the year	Increases		Reversals	Uses	Balances as of 06.30.19	Balances as of 12.31.18
Other financial assets	84,321	1,423,247	(1)(3)	—	184	1,507,384	84,321
Loans and other financing	4,258,239	2,996,670	(1)(3)	42,902	1,442,884	5,769,123	4,258,239
Other financial institutions	85,488	9,548		42,884	—	52,152	85,488
Non-financial private sector and residents abroad	4,172,751	2,987,122		18	1,442,884	5,716,971	4,172,751
Overdrafts	110,147	35,172		—	59,287	86,032	110,147
Instruments	1,164,674	597,355		—	10,771	1,751,258	1,164,674
Mortgage loans	99,518	31,080		—	128	130,470	99,518
Pledge loans	44,250	7,689		—	6,272	45,667	44,250
Consumer loans	808,085	701,881		—	406,489	1,103,477	808,085
Credit card loans	1,359,528	1,138,690		—	652,934	1,845,284	1,359,528
Financial leases	47,227	20,371		—	11,759	55,839	47,227
Other	539,322	454,884		18	295,244	698,944	539,322
Private securities	1,314	168	(2)(3)	—	46	1,436	1,314
Contingent commitments	1,483	168	(4)	—	—	1,651	1,483

TOTAL ALLOWANCES	4,345,357	4,420,253		42,902	1,443,114	7,279,594	4,345,357

(1)

Set up in compliance with the provisions of Communication “A” 2950 and supplementary regulations issued by the BCRA taking into consideration the disclosures made in Note 11 - Other financial assets and Note 12 - Loans and other financing to the consolidated financial statements.

(2)	Set up in compliance with the provisions of Communication “A” 4084 issued by the BCRA.
(3)	Includes total exchange rate difference of:

- Other financial assets	79,127
- Loans and other financing	117,755
- Private securities	140

(4)	Set up in compliance with credit risk a rising from unused overdraft balances in current account granted, guarantees, sureties and other contingent commitments.

KPMG Bouchard 710 - 1st Floor - C1106ABL Buenos Aires, Argentina	+54 11 4316 5700 www.kpmg.com.ar

INDEPENDENT AUDITORS’ LIMITED REVIEW REPORT ON CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

To the President and Directors of

BBVA Banco Francés S.A.

Registered office: Av. Córdoba 111

City of Buenos Aires

Taxpayer identification number [C.U.I.T.] 30 -50000319 -3

Report on the financial statements

We have reviewed the accompanying condensed interim consolidated financial statements of BBVA Banco Francés S.A. (the “Entity”) and its subsidiaries, which include the condensed consolidated statement of financial position as of June 30, 2019, the condensed consolidated statements of income, other comprehensive income, changes in shareholders’ equity and cash flows for the six-month period then ended, exhibits and selected explanatory notes.

The balances and other information as of December 31, 2018 and for the six-month period ended June 30, 2018 are an integral part of the aforementioned financial statements and, therefore, shall be considered in the light of these financial statements.

Board of Directors’ and Management responsibility for the financial statements

The Entity’s Board of Directors and Management are responsible for the preparation and presentation of the accompanying condensed consolidated financial statements in accordance with the accounting standards established by the Argentine Central Bank (“BCRA”), which, as indicated in Note 2 to the accompanying financial statements, are based on the International Financial Reporting Standards (“IFRS”), and, particularly, on International Accounting Standard 34 “Interim Financial Reporting” (“IAS 34”) as approved by the International Accounting Standards Board (“IASB”), and adopted by the Argentine Federation of Professional Councils of Economic Sciences (“FACPCE”), except for section 5.5 “Impairment” of IFRS 9 “Financial Instruments” and IAS 29 “Financial Reporting in Hyperinflationary Economies”. Furthermore, the standards prescribed through Memorandum No. 6/2017 issued by the regulator on May 29, 2017 regarding the accounting treatment to be applied to uncertain tax positions and Memorandum No. 7/2019, issued by the regulator on April 29, 2019 regarding the valuation of the investment held by the Entity in Prisma Medios de Pago S.A., were also considered. The Board of Directors and Management are also responsible for such internal control as they determine is necessary to enable the preparation of the interim consolidated financial statements that are free from material misstatement whether due to error or irregularities.

Scope of our review

Our responsibility is to issue a conclusion on these condensed interim consolidated financial statements based on our review. We conducted our review in accordance with the standards set forth by Technical Resolution No. 37 of the FACPCE and the “Minimum Standards applicable to External Audits” set forth by the BCRA for the review of interim financial statements. In accordance with such standards, a review is limited primarily to the performance of analytical and other review procedures applied to financial data included in the interim financial statements and inquiries of personnel responsible for the preparation thereof. A review is substantially less in scope than an audit conducted in accordance with auditing standards in force, and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the accompanying condensed interim consolidated financial statements.

© 2019 KPMG, a partnership established under Argentine law and a member firm of the KPMG network of independent firms affiliated with

KPMG International Cooperative (“KPMG International”), a Swiss entity. All rights reserved.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed interim consolidated financial statements of BBVA Banco Francés S.A. have not been prepared, in all material respects, in accordance with the BCRA accounting framework described in Note 2 to the accompanying financial statements.

Emphasis of matter

Without modifying our conclusion, we draw users’ attention to the following information disclosed in the accompanying condensed consolidated financial statements:

a)

As explained in Note 2. a) to the accompanying financial statements, they have been prepared by the Entity’s Board of Directors and Management in accordance with the BCRA accounting framework, which differs from IFRS as to the application of section 5.5 “Impairment” of IFRS 9 “Financial Instruments”, which was temporarily excluded by the BCRA from the accounting framework applicable to financial institutions.

b)

As explained in Notes 2. b) and 3, as provided for by BCRA Communication “A” 6651, the Entity has not applied IAS 29 “Financial Reporting in Hyperinflationary Economies” to the preparation of the accompanying financial statements. The existence of an inflationary context affects the Entity’s financial position and results of operations and, therefore, the inflation impact may distort the financial information, which should be considered in the interpretation of the information provided by the Entity in these consolidated financial statements in respect of its financial position, comprehensive income and cash flows. Management estimates that both the Entity’s equity and income may differ significantly, should IAS 29 be applied.

c)

As explained in Note 2. c), the accompanying financial statements have been prepared taking into consideration the standards prescribed through Memorandum No. 6/2017 issued by the regulator on May 29, 2017 regarding the accounting treatment to be applied to uncertain tax positions.

d)

As explained in Note 2. d) to the accompanying financial statements, by virtue of the partial sale of the ownership interest in Prisma Medios de Pago S.A., the remaining ownership interest were reclassified to “Investments in equity instruments” and stated at its fair value with changes recognized through profit or loss, based on a valuation report of the company prepared by an external professional. In addition, the valuation adjustment established by Memorandum No. 7/1019, issued on April 29, 2019 by BCRA, was deducted from such remaining ownership interest.

The aforementioned situations do not modify the conclusion stated in the Conclusion paragraph, but it should be considered by those users that apply IFRS to the interpretation of the accompanying financial statements.

City of Buenos Aires, August 9, 2019.

KPMG

María Gabriela Saavedra

Partner

SEPARATE CONDENSED STATEMENT OF FINANCIAL POSITION

AS OF JUNE 30, 2019 AND DECEMBER 31, 2018

(stated in thousands of pesos)

	Notes and Exhibits	06.30.19	12.31.18
ASSETS
Cash and deposits in banks	4	90,952,293	99,102,416
Cash		15,856,354	15,570,362
Financial institutions and correspondents		75,095,939	83,532,054
Argentine Central Bank (BCRA)		73,483,563	75,503,977
Other in the country and abroad		1,612,376	8,028,077
Debt securities at fair value through profit or loss	5 and Exhibit A	6,588,270	7,505,826
Derivatives	6	1,838,020	591,418
Repo transactions	7	5,924,379	12,861,116
Other financial assets	8	5,376,329	9,233,052
Loans and other financing	9	186,585,926	181,398,818
Non-financial government sector		336	207
Argentine Central Bank (BCRA)		64	383
Other Financial Institutions		7,596,572	9,583,794
Non-financial private sector and residents abroad		178,988,954	171,814,434
Other debt securities	10	69,763,641	23,742,631
Financial assets pledged as collateral	11	6,352,207	4,703,064
Investments in equity instruments	13 and Exhibit A	1,783,644	10,216
Investments in subsidiaries and associates	14	2,904,252	2,371,153
Property and equipment	15	11,866,623	9,816,116
Intangible assets	16	590,357	510,912
Deferred income tax assets		526,504	194,036
Other non-financial assets	17	1,859,827	2,133,285
Non-current assets held for sale	18	59,776	493,373

TOTAL ASSETS		392,972,048	354,667,432

SEPARATE CONDENSED STATEMENT OF FINANCIAL POSITION

AS OF JUNE 30, 2019 AND DECEMBER 31, 2018

(stated in thousands of pesos)

	Notes and Exhibits	06.30.19	12.31.18
LIABILITIES
Deposits	19 and Exhibit H	285,481,770	259,763,289
Non-financial government sector		3,635,297	1,544,761
Financial sector		296,404	294,122
Non-financial private sector and residents abroad		281,550,069	257,924,406
Liabilities at fair value through profit or loss	20	1,156,152	692,270
Derivative instruments	6	2,288,638	1,377,259
Repo transactions	7	—	14,321
Other financial liabilities	21	23,067,544	28,189,392
Financing received from the BCRA and other financial institutions	22	3,291,860	5,527,525
Corporate bonds issued	23	4,329,078	2,473,690
Current income tax liabilities	12 a)	4,559,812	3,609,985
Provisions	Exhibit J	7,035,279	3,603,314
Other non-financial liabilities	24	12,986,269	10,864,722

TOTAL LIABILITIES		344,196,402	316,115,767

EQUITY
Share capital	26	612,660	612,660
Non-capitalized contributions		6,735,977	6,735,977
Capital adjustments		312,979	312,979
Reserves		28,488,024	17,424,932
Retained earnings		—	3,856,405
Other accumulated comprehensive income		(161,736)	(4,975)
Informe for the period		12,787,742	9,613,687

TOTAL EQUITY		48,775,646	38,551,665

TOTAL LIABILITIES AND EQUITY		392,972,048	354,667,432

Notes and exhibits are an integral part of these financial statements.

SEPARATE CONDENSED STATEMENT OF INCOME

FOR THE SIX-MONTH INTERIM PERIODS ENDED JUNE 30, 2019 AND 2018

(stated in thousands of pesos)

	Notes and Exhibits	Accumulated as of 06.30.19	Accumulated as of 06.30.18	Quarter from 04.01.19 to 06.30.19	Quarter from 04.01.18 to 06.30.18
Interest income	27	41,393,775	16,754,574	23,018,132	9,051,426
Interest expenses	28	(18,662,564)	(6,256,722)	(10,013,575)	(3,457,733)

Net interest income		22,731,211	10,497,852	13,004,557	5,593,693

Commission income	29	7,987,975	4,697,381	4,270,906	2,776,190
Commission expenses	30	(4,742,043)	(2,867,601)	(2,422,767)	(1,516,764)

Net commission income		3,245,932	1,829,780	1,848,139	1,259,426

Net income/(loss) from financial instruments at fair value through profit or loss	31	4,460,600	(445,638)	2,035,667	(754,815)
Net loss from write-down of assets at amortized cost and at fair value through OCI	32	(40,563)	(66,931)	(36,380)	(68,298)
Foreign exchange and gold gains	33	2,494,635	2,698,018	1,321,674	2,003,389
Other operating income	34	7,763,930	2,147,359	4,375,575	398,914
Loan loss allowances	Exhibit R	(4,221,985)	(1,313,580)	(1,865,107)	(791,654)

Net operating income		36,433,760	15,346,860	20,684,125	7,640,655

Personnel benefits	35	(5,929,742)	(3,824,931)	(3,226,766)	(1,895,684)
Administrative expenses	36	(4,441,408)	(3,105,694)	(2,405,630)	(1,618,832)
Depreciation and amortization	37	(752,287)	(404,243)	(393,926)	(206,885)
Other operating expenses	38	(8,581,774)	(3,393,018)	(6,052,808)	(1,281,304)

Operating income		16,728,549	4,618,974	8,604,995	2,637,950

Income from associates and joint ventures		639,804	486,103	429,409	328,458

Income before income tax		17,368,353	5,105,077	9,034,404	2,966,408

Income tax	12 b)	(4,580,611)	(1,435,859)	(2,254,281)	(842,488)

Income for the period		12,787,742	3,669,218	6,780,123	2,123,920

Notes and exhibits are an integral part of these financial statements.

EARNINGS PER SHARE

AS OF JUNE 30, 2019 AND 2018

(stated in thousands of pesos)

Accounts	06.30.19	06.30.18
Numerator:
Net income attributable to owners of the Parent	12,787,742	3,669,218
Net income attributable to owners of the Parent adjusted to reflect the effect of dilution	12,787,742	3,669,218
Denominator:
Weighted average of outstanding common shares for the period	612,659,638	612,659,638
Weighted average of outstanding common shares for the period adjusted to reflect the effect of dilution	612,659,638	612,659,638
Basic earnings per share (stated in thousands of pesos)	20.8725	5.9890
Diluted earnings per share (stated in thousands of pesos) (1)	20.8725	5.9890

(1)	Since BBVA Banco Francés S.A. has not issued financial instruments with a dilutive effect on earnings per share, basic and diluted earnings per share are the same.

SEPARATE CONDENSED STATEMENT OF OTHER COMPREHENSIVE INCOME

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2019 AND 2018

(stated in thousands of pesos)

	Accumulated as of 06.30.19	Accumulated as of 06.30.18	Quarter from 04.01.19 to 06.30.19	Quarter from 04.01.18 to 06.30.18
Income for the period	12,787,742	3,669,218	6,780,123	2,123,920
Other comprehensive income components to be reclassified to income/(loss) for the period:
Profits or losses from financial instruments at fair value through OCI
(Loss) for the period on financial instruments at fair value through OCI	(264,016)	(104,763)	17,485	(129,704)
Reclassification adjustment for the period	40,563	66,931	36,380	68,298
Income tax	67,078	8,259	(36,125)	18,700

	(156,375)	(29,573)	17,740	(42,706)

Other comprehensive income components not to be reclassified to income/(loss) for the period:
Personnel benefit plans
Actuarial profits or losses accumulated due to personnel benefit plans	—	(5,322)	—	(5,322)
Income tax	—	1,600	—	1,600

	—	(3,722)	—	(3,722)

Share in Other Comprehensive Income from associates and joint venture at equity method:
(Loss)/Income for the period on the share in OCI from associates and joint ventures at equity method	(386)	102,833	9,519	110,791

	(386)	102,833	9,519	110,791

Total Other Comprehensive Income for the period	(156,761)	69,538	27,259	64,363

Total Comprehensive Income	12,630,981	3,738,756	6,807,382	2,188,283

Notes and exhibits are an integral part of these financial statements.

SEPARATE CONDENSED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX-MONTH INTERIM PERIODS ENDED JUNE 30, 2019 AND 2018

(stated in thousands of pesos)

	2019									2018
	Share capital	Non-capitalized contributions		Other comprehensive income		Retained earnings
Transactions	Outstanding shares	Share premium	Adjustments to equity	Losses on financial instruments at fair value through OCI	Other	Legal reserve	Other	Unappropriated retained earnings	Total	Total
Balances at the beginning of the year	612,660	6,735,977	312,979	(112,612)	107,637	4,802,904	12,622,028	13,470,092	38,551,665	26,056,548
Impact of the implementation of the financial reporting framework set forth by the BCRA	—	—	—	—	—	—	—	—	—	4,036,385

Adjusted balance at the beginning of the year	612,660	6,735,977	312,979	(112,612)	107,637	4,802,904	12,622,028	13,470,092	38,551,665	30,092,933

Total comprehensive income for the year
- Net income for the year	—	—	—	—	—	—	—	12,787,742	12,787,742	3,669,218
- Other Comprehensive Income/(Loss) for the year	—	—	—	(156,375)	(386)	—	—	—	(156,761)	69,538
- Allocation of unappropriated retained earnings as per Shareholders’
Meeting held on April 24, 2019 and April 10, 2018
Legal reserve	—	—	—	—	—	1,922,737	—	(1,922,737)	—	—
Cash dividends	—	—	—	—	—	—	—	(2,407,000)	(2,407,000)	(970,000)
Special statutory reserve due to application of IFRS	—	—	—	—	—	—	3,856,405	(3,856,405)	—	—
Other	—	—	—	—	—	—	5,283,950	(5,283,950)	—	—

Balances at fiscal period end	612,660	6,735,977	312,979	(268,987)	107,251	6,725,641	21,762,383	12,787,742	48,775,646	32,861,689

Notes and exhibits are an integral part of these financial statements.

SEPARATE CONDENSED STATEMENT OF CASH FLOWS

FOR THE SIX-MONTH INTERIM PERIODS ENDED JUNE 30, 2019 AND 2018

(stated in thousands of pesos)

Accounts	06.30.19	06.30.18
Cash flows from operating activities
Income before income tax	17,368,353	5,105,077
Adjustments to obtain flows from operating activities:	(5,885,832)	(6,949,915)
Depreciation and amortization	752,287	404,243
Loan loss allowances	4,221,985	1,313,580
Effect of exchange rate changes on cash and cash equivalents	(6,590,306)	(12,308,718)
(Loss) from sale of Prisma	(2,695,720)	—
Other adjustments	(1,574,078)	3,640,980
Net decreases from operating assets:	(45,410,732)	(37,272,393)
Debt securities at fair value through profit or loss	917,556	3,066,802
Derivative instruments	(1,246,602)	142,225
Repo transactions	6,936,737	18,273
Loans and other financing	(6,887,552)	(32,994,309)
Non-financial government sector	(129)	140
Other financial institutions	1,987,541	(996,076)
Non-financial private sector and residents abroad	(8,874,964)	(31,998,373)
Other debt securities	(46,244,463)	(2,538,901)
Financial assets pledged as collateral	(1,649,143)	(1,905,110)
Investments in equity instruments	—	(982)
Other assets	2,762,735	(3,060,391)
Net increases from operating liabilities:	19,738,735	41,911,379
Deposits	25,718,481	38,033,376
Non-financial government sector	2,090,536	(7,220)
Financial sector	2,282	67,502
Non-financial private sector and residents abroad	23,625,663	37,973,094
Liabilities at fair value through profit or loss	463,882	143,495
Derivative instruments	911,379	(213,227)
Repo transactions	(14,321)	651,341
Other liabilities	(7,340,686)	3,296,394
Income tax paid	(508,391)	(445,868)

Total cash flows (used in)/generated by operating activities	(14,697,867)	2,348,280

SEPARATE CONDENSED STATEMENT OF CASH FLOWS

FOR THE SIX-MONTH INTERIM PERIODS ENDED JUNE 30, 2019 AND 2018

(stated in thousands of pesos)

Accounts	06.30.19	06.30.18
Cash flows from investing activities
Payments:	(870,291)	(959,224)
Purchase of property and equipment, intangible assets and other assets	(870,291)	(753,559)
Purchase of debt or equity instruments issued by other institutions	—	(205,665)
Collections:	2,552,618	554,119
Sale of investments in equity instruments	1,729,915	554,119
Other collections related to investing activities	822,703	—

Total cash flows generated by / (used in) investing activities	1,682,327	(405,105)

Cash flows from financing activities
Payments:	(3,258,289)	(2,283,268)
Dividends	(2,407,000)	(970,000)
Non-subordinated corporate bonds	(570,712)	(326,812)
Argentine Central Bank	(1,116)	—
Local financial institutions	—	(986,456)
Lease payments	(279,461)	—
Collections:	1,533,400	4,122,808
Non-subordinated corporate bonds	1,533,400	4,120,810
Argentine Central Bank	—	1,998

Total cash flows (used in) / generated by financing activities	(1,724,889)	1,839,540

Effect of exchange rate changes on cash and cash equivalents	6,590,306	12,428,451

Total changes in cash flows	(8,150,123)	16,211,166

Cash and cash equivalents at the beginning of the year (Note 4)	99,102,416	38,179,507

Cash and cash equivalents at fiscal period end (Note 4)	90,952,293	54,390,673

Notes and exhibits are an integral part of these financial statements.

NOTES TO THE SEPARATE CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2019

(Stated in thousands of pesos)

1.	Basis for the preparation of the separate financial statements

As mentioned in Note 2 to the consolidated condensed interim financial statements, BBVA Banco Francés S.A. (the “Bank”) presents consolidated financial statements in accordance with the financial reporting framework set forth by the Argentine Central Bank (BCRA).

These financial statements of the Bank are supplementary to the consolidated condensed interim financial statements mentioned above, and are intended for the purposes of complying with legal and regulatory requirements.

2.	Criteria for the preparation of the financial statements

These condensed interim financial statements for the six-month period ended June 30, 2019 are prepared pursuant to the reporting framework set forth by the BCRA that requires supervised entities to submit financial statements prepared pursuant to the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), subject to temporary exception from applying the impairment model in Section 5.5 “Impairment” of IFRS No. 9 “Financial instruments” and International Accounting Standard No. 29 (IAS No. 29) “Financial reporting in hyperinflationary economies”, which shall be applicable for the fiscal years beginning on or after January 1, 2020 and, taking into consideration the standards prescribed through Memorandum No. 6/2017 issued by the regulatory entity on May 29, 2017 regarding the treatment to be applied to uncertain tax positions as well as, the instructions provided in Memorandum No. 7/2019 issued by the BCRA dated April 29, 2019, which set forth the accounting treatment to be applied to the remaining investment held by the Entity in Prisma Medios de Pago S.A. as of June 30, 2019 (“financial reporting framework set forth by the BCRA”).

As stated in Note 2 to the consolidated condensed interim financial statements, the above mentioned circumstances result in a departure from the IFRS which has a significant impact and may distort the information provided in these separate financial statements.

As this is an interim period, the Bank has opted to present condensed information. Likewise, these separate financial statements contain the additional information and exhibits required by the BCRA through Communication “A” 6324.

To avoid duplication of information already provided, we refer to the consolidated financial statements regarding:

•	Functional and presentation currency and unit of account (Note 3 to the consolidated condensed interim financial statements)

•	Accounting judgment and estimates (Note 4 to the consolidated condensed interim financial statements)

•	Significant accounting policies (Note 5 to the consolidated condensed interim financial statements), except for the measurement of ownership interests in subsidiaries.

•	IFRS issued but not yet effective (Note 6 to the consolidated condensed interim financial statements)

•	Provisions (Note 27 to the consolidated condensed interim financial statements)

•	Fair values of financial instruments (Note 43 to the consolidated condensed interim financial statements)

•	Segment reporting (Note 44 to the consolidated condensed interim financial statements)

•	Subsidiaries (Note 45 to the consolidated condensed interim financial statements)

•	Deposits guarantee regime (Note 49 to the consolidated condensed interim financial statements)

•	Compliance with the provisions of the Argentine Securities Commission – minimum shareholders’ equity and liquid assets (Note 51 to the consolidated condensed interim financial statements)

•	Trust activities (Note 53 to the consolidated condensed interim financial statements)

•	Mutual funds (Note 54 to the consolidated condensed interim financial statements)

•	Penalties and administrative proceedings initiated by the BCRA (Note 55 to the consolidated condensed interim financial statements)

•	Subsequent events (Note 56 to the consolidated condensed interim financial statements)

3.	Significant accounting policies

The Bank has consistently applied the accounting policies described in Note 5 to the consolidated financial statements as of December 31, 2018, in all the periods presented in these financial statements.

Investments in subsidiaries

Subsidiaries are all the entities controlled by the Bank. The Bank owns a controlling interest in an entity when it is exposed to, or has rights over, the variable returns from its interest in the company, and has the power to affect the changes in such yields. The Bank reevaluates if its control is maintained when there are changes in any of the conditions mentioned.

Interests in Subsidiaries are measured using the equity method. They are initially recognized at cost, which includes transaction costs. After initial recognition, the financial statements include the Bank’s share in profit or loss and OCI of investments accounted for using the equity method, until the date when the significant influence or joint control cease.

The interim financial statements as of June 30, 2019 of the subsidiaries BBVA Francés Valores S.A, BBVA Francés Asset Management S.A. and Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (under liquidation proceedings) were adjusted considering the financial reporting framework set forth by the BCRA in order to present financial information on an homogeneous basis.

Interim financial information

These financial statements for the six-month period ended June 30, 2019 have been prepared in accordance with IAS No. 34 “Interim financial information” and pursuant to the policies adopted by the Entity in its annual financial statements as of December 31, 2018.

4.	Cash and deposits in banks

	06.30.19	12.31.18
Cash	15,856,354	15,570,362
BCRA - Current account	73,483,563	75,503,977
Balances with other local and foreign institutions	1,612,376	8,028,077

TOTAL	90,952,293	99,102,416

5.	Debt securities at fair value through profit or loss

	06.30.19	12.31.18
Government securities	521,137	950,525
Private securities - Corporate bonds	100,680	167,913
BCRA Bills	5,966,453	6,387,388

TOTAL	6,588,270	7,505,826

6.	Derivatives

In the ordinary course of business, the Bank carried out foreign currency forward transactions with daily or upon-maturity settlement of differences, with no delivery of the underlying asset and interest rate swap transactions. These transactions do not qualify as hedging pursuant to IFRS No. 9 - “Financial Instruments”.

The aforementioned instruments are measured at fair value and were recognized in the Statement of financial position in the item “Derivative instruments” and changes in fair values were recognized in the Statement of Income in the item “Net income from measurement of financial instruments at fair value through profit or loss”.

Breakdown is as follows:

Assets

	06.30.19	12.31.18
Debit balances linked to foreign currency forwards pending settlement in pesos	1,838,020	591,418

TOTAL	1,838,020	591,418

Liabilities

	06.30.19	12.31.18
Credit balances linked to foreign currency forwards pending settlement in pesos	1,852,065	889,731
Credit balances linked to interest rate swaps	436,573	487,528

TOTAL	2,288,638	1,377,259

The notional amounts of the forward transactions and foreign currency forwards, stated in US Dollars (US$) and euros, as applicable, as well as the base value of interest rate swaps are reported below.

	06.30.19	12.31.18
Foreign Currency Forwards
Foreign currency forward purchases - US$	746,097	620,651
Foreign currency forward sales - US$	806,914	760,615
Foreign currency forward sales - Euros	4,322	5,463
Interest rate swaps
Fixed rate for floating rate	2,418,547	3,261,154

7.	Repo transactions

Breakdown is as follows:

Reverse repurchase transactions

	06.30.19	12.31.18
Amounts receivable for reverse repurchase transactions of government securities and BCRA bills with financial institutions	263,176	154,753
Amounts receivable for reverse repurchase transactions of government securities with non-financial institutions (1)	5,661,203	12,706,363

TOTAL	5,924,379	12,861,116

(1)	For one repo transaction of Argentine Bonds in US Dollars 2024 carried out with Argentina for an original total of US$ 300,000,000 with final maturity on May 7, 2020.

Repurchase transactions

	06.30.19	12.31.18
Amounts payable for repurchase transactions of BCRA bills	—	14,321

TOTAL	—	14,321

8.	Other financial assets

Breakdown of other financial assets is as follows:

	06.30.19	12.31.18
Measured at amortized cost
Financial debtors from spot transactions pending settlement	2,433,593	6,842,344
Non-financial debtors from spot transactions pending settlement	343,880	91,052
Receivables from sale of ownership interest in Prisma Medios de Pago S.A.	1,369,677	—
Other receivables	2,481,369	1,816,476
Other	238,977	552,220

	6,867,496	9,302,092

Allowance for loan losses (Exhibit R)	(1,491,167)	(69,040)

TOTAL	5,376,329	9,233,052

9.	Loans and other financing

The Bank keeps loans and other financing under a business model with the purpose of collecting contractual cash flows. Therefore, it measures loans and other financing at amortized cost. Below is a breakdown of the related balance:

	06.30.19	12.31.18
Non-financial government sector	336	207
BCRA	64	383
Other financial institutions	7,648,724	9,669,282
Overdrafts	9,589,505	11,789,313
Discounted instruments	10,315,773	11,310,587
Unsecured instruments	8,410,206	12,739,330
Instruments purchased	54,907	264,434
Mortgage loans	12,041,363	10,104,731
Pledge loans	1,540,809	1,650,222
Consumer loans	24,367,511	23,560,930
Credit Cards	47,825,927	41,869,188
Loans for the prefinancing and financing of exports	51,172,141	45,088,576
Receivables from financial leases	2,065,885	2,377,747
Loans to personnel	1,448,769	1,203,780
Other financing	15,873,129	14,028,347

	192,355,049	185,657,057

Allowance for loan losses (Exhibit R)	(5,769,123)	(4,258,239)

TOTAL	186,585,926	181,398,818

A breakdown of loans and other financing according to credit quality standing pursuant to the standards applicable issued by the BCRA are detailed in Exhibit B, while the information on the concentration of loans and other financing is presented in Exhibit C to these separate financial statements. The reconciliation of the information included in those Exhibits with the accounting balances is included below.

	06.30.19	12.31.18
Total Exhibits B and C	193,895,438	187,056,726
Plus:
BCRA	64	383
Loans to personnel	1,448,769	1,203,780
Less:
Allowances for loan losses	(5,769,123)	(4,258,239)
Adjustments for effective interest rate	(467,474)	(767,474)
Corporate bonds	(148,517)	(123,275)
Loan commitments	(2,373,231)	(1,713,083)

Total loans and other financing	186,585,926	181,398,818

10.	Other debt securities

a)	Financial assets measured at amortized cost

	06.30.19	12.31.18
Corporate bonds in arrears	136	136

	136	136

Allowance for loan losses - Private securities (Exhibit R)	(136)	(136)

TOTAL	—	—

b)	Financial assets measured at fair value through OCI

	06.30.19	12.31.18
Government securities	18,595,978	9,815,621
BCRA Liquidity Bills	51,038,995	13,815,040
Private securities - Corporate bonds	129,968	113,148

	69,764,941	23,743,809

Allowance for loan losses - Private securities (Exhibit R)	(1,300)	(1,178)

TOTAL	69,763,641	23,742,631

11.	Financial assets pledged as collateral

As of June 30, 2019 and December 31, 2018, the Entity delivered the financial assets listed below as collateral:

		06.30.19	12.31.18
BCRA - Special guarantee accounts	(1)	2,443,445	1,238,252
Guarantee Trust - Government securities and BCRA Bills at fair value through OCI	(2)	498,517	1,061,766
Guarantee Trust - Pesos	(2)	17,190	14,260
Deposits as collateral	(3)	3,393,055	2,372,751
For repo transactions - Government securities at fair value	(4)	—	16,035

TOTAL		6,352,207	4,703,064

(1)	Special guarantee current accounts opened at the BCRA for the transactions related to the automated clearing houses and other similar entities.

(2)

Set up as collateral to operate with ROFEX and MAE on foreign currency forward transactions and futures contracts. The trust fund consists of pesos and monetary regulation instruments issued by the BCRA.

(3)	Deposits pledged as collateral for activities related to credit card transactions in the country and abroad, leases and futures contracts.

(4)	It corresponds to repo transactions.

12.	Income tax

a) Current income tax liabilities

Breakdown is as follows:

	06.30.19	12.31.18
Advances	(285,940)	(667,440)
Collections and withholdings	(249)	(575)
Income tax provision	4,846,001	4,278,000

	4,559,812	3,609,985

b) Income tax expense

Breakdown of income tax expense:

	06.30.19	06.30.18
Current tax	4,846,001	1,556,000
Deferred tax	(265,390)	(120,141)

	4,580,611	1,435,859

Pursuant to IAS No. 34, in interim periods income tax is recognized over the best estimate of the weighted average tax rate expected by the Entity for the fiscal year.

The Bank’s effective rate for the six-month period ended June 30, 2019 was 26%, while for the six-month period ended June 30, 2018, it was 28%.

13.	Investments in equity instruments

Investments in equity instruments over which the Bank has no control, joint control or a significant influence are measured at fair value through profit or loss and at fair value through OCI. Breakdown is as follows:

13.1 Investments in equity instruments through profit or loss

	06.30.19	12.31.18
Prisma Medios de Pago S.A. (Note 16 to the consolidated financial statements)	1,765,000	—

TOTAL	1,765,000	—

13.2 Investments in equity instruments through other comprehensive income

	06.30.19	12.31.18
Banco Latinoaméricano de Exportaciones S.A.	17,880	9,516
Other	764	700

TOTAL	18,644	10,216

14.	Investments in subsidiaries and associates

The Bank has investments in the following entities over which it has a control or significant influence which are measured by applying the equity method:

	06.30.19	12.31.18
PSA Finance Arg. Cía. Financiera S.A.	465,399	434,494
Rombo Cía. Financiera S.A.	562,887	514,779
Volkswagen Financial Services Compañía Financiera S.A.	768,343	633,362
Consolidar A.F.J.P. S.A. (under liquidation proceedings)	31,564	28,454
BBVA Francés Valores S.A.	186,843	164,294
BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión	611,710	426,759
Interbanking S.A.	54,424	33,863
BBVA Consolidar Seguros S.A.	223,082	135,148

TOTAL	2,904,252	2,371,153

15.	Property and equipment

	06.30.19	12.31.18
Real estate	6,771,750	6,820,968
Real estate acquired through financial leases (Note 25)	1,789,968	—
Constructions in progress	435,432	469,519
Furniture and facilities	1,681,661	1,561,128
Machinery and equipment	1,172,610	951,797
Automobiles	15,202	12,704

TOTAL	11,866,623	9,816,116

Detailed information on assets and liabilities for leases as well as interest and foreign exchange differences recognized in profit or loss are stated in Note 18 to the consolidated condensed interim financial statements.

16.	Intangible assets

	06.30.19	12.31.18
Licenses - Software	590,357	510,912

TOTAL	590,357	510,912

17.	Other non-financial assets

Breakdown is as follows:

	06.30.19	12.31.18
Investment properties	65,650	66,368
Tax advances	328,267	388,264
Prepayments	1,090,718	1,159,780
Advances to suppliers of goods	128,445	152,848
Other miscellaneous assets	235,448	327,504
Advances to personnel	1,339	8,155
Assets acquired as security for loans	3,958	2,758
Other	6,002	27,608

TOTAL	1,859,827	2,133,285

18.	Non-current assets held for sale

On December 19, 2018, the Board of Directors agreed to a plan to sell a group of real property assets located in Argentina. Therefore, these assets, the value of which, as of June 30, 2019 and December 31, 2018 amounts to 59,776, were classified as “Non-current assets held for sale”, after the efforts to sell that group of assets began.

During November 2017, the Board of Directors agreed to a plan to sell its ownership interest in Prisma Medios de Pago S.A., and therefore the accounting balance of that ownership interest was presented as “Non-current assets held for sale”, in the amount of 433,597 as of December 31, 2018. The sale of 51% of the Bank’s shareholding in that Company was completed on February 1, 2019. As of June 30, 2019, the ownership interest in this company is accounted for under “Investments in equity instruments” (Note 13).

19.	Deposits

The information on concentration of deposits is disclosed in Exhibit H.

Breakdown is as follows:

	06.30.19	12.31.18
Non-financial government sector	3,635,297	1,544,761
Financial sector	296,404	294,122
Non-financial private sector and residents abroad	281,550,069	257,924,406
Checking accounts	30,718,916	28,583,294
Savings accounts	153,260,717	140,956,173
Time deposits	92,779,990	84,050,291
Investment accounts	62	—
Other	4,790,384	4,334,648

TOTAL	285,481,770	259,763,289

20.	Liabilities at fair value through profit or loss

	06.30.19	12.31.18
Obligations from securities transactions	1,156,152	692,270

TOTAL	1,156,152	692,270

21.	Other financial liabilities

	06.30.19	12.31.18
Creditors from spot transactions pending settlements	2,968,528	7,031,105
Obligations from financing of purchases	10,070,897	13,105,616
Liabilities from leases (Note 25)	2,012,184	—
Accrued commissions payable	8,474	5,893
Collections and other transactions on behalf of third parties	3,638,103	3,374,476
Interest accrued payable	86,711	89,774
Other	4,282,647	4,582,528

TOTAL	23,067,544	28,189,392

22.	Financing received from the BCRA and other financial institutions

The financing received from the BCRA and other financial institutions is measured at amortized cost and the breakdown is as follows:

	06.30.19	12.31.18
Foreign financial institutions	3,282,968	5,517,517
BCRA	8,892	10,008

	3,291,860	5,527,525

23.	Corporate bonds issued

The detail of corporate bonds in force as of June 30, 2019 and December 31, 2018, is included in Note 26 to the consolidated condensed interim financial statements.

24.	Other non-financial liabilities

	06.30.19	12.31.18
Short-term personnel benefits	2,748,912	2,525,378
Long-term personnel benefits	198,207	180,354
Other collections and withholdings	2,313,282	2,014,695
Social security payable	350,375	68,967
Advances collected	2,161,718	1,653,586
Miscellaneous creditors	3,987,211	3,427,678
For contract liabilities	224,065	189,140
Other taxes payables	997,607	775,669
Other	4,892	29,255

TOTAL	12,986,269	10,864,722

25.	Leases

See note 29 to the Consolidated Condensed Interim Financial Statements.

26.	Share capital

The information on the corporate stock is disclosed in Note 30 to the Consolidated Condensed Interim Financial Statements.

27.	Interest income

	06.30.19	06.30.18
Interest from government securities	13,231,346	2,140,027
Interest from credit card loans	8,128,354	3,309,894
Interest from instruments	4,044,280	1,956,153
Acquisition Value Unit (UVA) clause adjustment	3,772,217	782,429
Interest from consumer loans	3,586,387	2,888,635
Interest from overdrafts	3,061,406	2,095,420
Interest from loans to the financial sector	1,325,804	1,077,526
Interest from other loans	1,312,350	897,989
Interest from loans for the prefinancing and financing of exports	1,265,244	494,495
Premium from reverse repurchase agreements	647,290	228,621
Interest from mortgage loans	542,680	312,517
Interest from financial leases	237,693	253,779
Interest from pledge loans	191,599	249,251
Stabilization Coefficient (CER) clause adjustment	42,494	51,121
Interest from private securities	4,312	16,716
Other financial income	319	1

TOTAL	41,393,775	16,754,574

28.	Interest expenses

	06.30.19	06.30.18
Time deposits	14,922,547	4,512,931
Checking accounts deposits	1,464,364	706,198
Other liabilities from financial transactions	1,426,605	489,719
Acquisition Value Unit (UVA) clause adjustments	725,982	415,030
Savings accounts deposits	87,878	37,714
Interfinancial loans received	19,664	26,050
Other	14,295	324
Premium for reverse repurchase agreements	1,229	68,756

TOTAL	18,662,564	6,256,722

29.	Commission income

	06.30.19	06.30.18
Linked to liabilities	4,247,411	2,645,986
Linked to loans	184,063	147,590
Linked to securities	41,971	64,812
From guarantees granted	627	1,810
From credit cards	2,689,760	1,313,284
From insurance	438,355	337,290
From foreign trade and foreign currency transactions	385,788	186,609

TOTAL	7,987,975	4,697,381

30.	Commission expenses

	06.30.19	06.30.18
From credit and debit cards	2,031,274	1,234,807
Latam Pass Commissions	1,577,370	964,773
Related to transactions with securities	903	643
From foreign trade transactions	70,422	60,462
From salary payments	332,944	107,105
From promotions	44,443	133,158
From digital sales services	267,592	170,444
Other commission expenses	417,095	196,209

TOTAL	4,742,043	2,867,601

31.	Net income/(loss) from measurement of financial instruments carried at fair value through profit or loss

	06.30.19	06.30.18
Income from foreign currency forward transactions	864,056	(463,165)
Income from government securities	1,627,273	434,848
Income from corporate bonds	34,548	17,627
Income from private securities	2,268,967	(3,273)
Interest rate swaps	(334,244)	(431,675)

TOTAL	4,460,600	(445,638)

32.	(Loss) from writing down of financial assets at amortized cost and at fair value through OCI

	06.30.19	06.30.18
Loss from sale of government securities	(40,208)	(66,931)
Loss from sale of private securities	(355)	—

TOTAL	(40,563)	(66,931)

33.	Foreign exchange and gold gains

	06.30.19	06.30.18
Conversion of foreign currency assets and liabilities into pesos	(494,313)	1,201,604
Income from purchase-sale of foreign currency	2,988,948	1,496,414

TOTAL	2,494,635	2,698,018

34.	Other operating income

	06.30.19	06.30.18
Rental of safe deposit boxes	265,673	211,111
Adjustments and interest on miscellaneous receivables	457,304	157,276
Punitive interest	68,758	29,457
Loans recovered	197,680	140,175
Allowances reversed	43,663	63,560
Income from sale of non-current assets held for sale	2,695,720	—
Income tax - Tax inflation adjustment - Fiscal years 2017 and 2018 (Note 15.c) to the condensed consolidated interim financial statements	3,239,760	1,021,518
Debit and credit card commissions	297,273	133,076
Other operating income	498,099	391,186

TOTAL	7,763,930	2,147,359

35.	Personnel benefits

	06.30.19	06.30.18
Salaries	3,621,998	2,326,353
Social security charges	1,021,606	681,067
Personnel compensation and bonuses	163,847	218,202
Personnel services	111,016	83,360
Other short-term personnel benefits	994,328	497,403
Termination personnel benefits	—	1,822
Other long-term personnel benefits	16,947	16,724

TOTAL	5,929,742	3,824,931

36.	Administrative expenses

	06.30.19	06.30.18
Travel expenses	55,497	39,324
Administrative expenses	376,260	212,483
Security services	173,060	143,637
Fees to Bank Directors and Supervisory Committee	6,525	5,811
Other fees	227,058	132,881
Insurance	51,553	32,149
Rent (Note 25)	331,126	315,107
Stationery and supplies	22,117	18,404
Electricity and communications	243,404	132,099
Advertising	231,410	235,339
Taxes	1,193,266	716,685
Maintenance costs	531,574	332,223
Armored transportation services	493,940	400,573
Other administrative expenses	504,618	388,979

TOTAL	4,441,408	3,105,694

37.	Depreciation and amortization

	06.30.19	06.30.18
Depreciation of property and equipment	509,270	341,955
Amortization of intangible assets	44,396	60,993
Depreciation of assets acquired through financial leases (Note 25)	197,577	—
Depreciation of other assets	1,044	1,295

TOTAL	752,287	404,243

38.	Other operating expenses

	06.30.19	06.30.18
Contribution to the Deposit Guarantee Fund	232,357	137,656
Turnover tax	2,799,000	1,602,500
Other allowances (Exhibit J)	3,782,773	1,283,072
Restructuring expenses (Exhibit J)	188,268	—
Claims	81,437	75,466
Interest on liabilities from financial lease (Note 25)	119,096	—
Initial recognition of loans	764,103	248
Other operating expenses	614,740	294,076

TOTAL	8,581,774	3,393,018

39.	Related parties

See Note 46 to the Consolidated Condensed Interim Financial Statements.

40.	Restrictions to the payment of dividends

See Note 47 to the consolidated financial statements regarding the restrictions to the payment of dividends.

41.	Restricted assets

We refer to Note 48 to the consolidated financial statements regarding the Entity’s restricted assets.

42.	Minimum cash and minimum capital requirements

42.1 Minimum cash requirements

The BCRA establishes different prudential regulations to be observed by financial institutions, mainly regarding solvency levels, liquidity and credit assistance levels, among others.

Minimum cash regulations set forth an obligation to keep liquid assets in relation to deposits and other obligations recorded for each period. The items included for the purpose of meeting that requirement are detailed below:

Accounts	06.30.19	12.31.18
Balances at the BCRA
Argentine Central Bank (BCRA) – current account not restricted	72,910,424	82,119,608
Argentine Central Bank (BCRA) – special guarantee accounts - restricted (Note 11)	2,443,445	1,238,252
Argentine Central Bank (BCRA) – social security special accounts - restricted	281,285	—

	75,635,154	83,357,860

Treasury Bonds in pesos at fixed rate due November 2020	7,310,239	6,936,000
Liquidity Bills – BCRA	57,005,448	20,202,428

TOTAL	139,950,841	110,496,288

42.2 Minimum capital requirements

The regulatory breakdown of minimum capital requirements is as follows at the mentioned date:

Minimum capital requirement	06.30.19	06.30.18
Credit risk	17,309,067	15,096,489
Operational risk	4,577,918	2,791,194
Market risk	173,869	153,495

Paid-in	41,647,600	29,910,261

Surplus	19,586,746	11,869,083

43.	Accounting principles – Explanation added for translation into English

These financial statements are the English translation of those originally issued in Spanish.

These financial statements are presented on the basis of the accounting standards established by the financial reporting framework set forth by BCRA. Certain accounting practices applied by the Bank that conform to the standards of the BCRA may not conform to the generally accepted accounting principles in other countries.

The differences between the financial reporting framework set forth by BCRA and IFRS are detailed in Note 2 to the consolidated financial statements. Accordingly, these financial statements are not intended to present financial position, results of operations and cash flows in accordance with generally accepted accounting principles other than the financial reporting framework set forth by the BCRA.

EXHIBIT A

BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES

AS OF JUNE 30, 2019 AND DECEMBER 31, 2018

(stated in thousands of pesos)

		HOLDING				POSITION
Account	Identification	value Fair	Fair value level	Book value 06.30.2019	Book value 12.31.2018	Position with no options	Options	Final position
DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS
Local:
Government Securities - In pesos
Capitalizable Treasury Bills in pesos. Maturity 09-13-19	5337	199,660	2	199,660	—	199,660	—	199,660
Capitalizable Treasury Bills in pesos. Maturity 10-31-19	5269	126,850	2	126,850	5,254	126,850	—	126,850
Province of Río Negro Debt Security. Floating rate. Maturity 2021	42016	51,228	2	51,228	53,584	51,228	—	51,228
Capitalizable Treasury Bills in pesos. Maturity 04-30-20	5271	44,370	1	44,370	48,825	44,370	—	44,370
Argentine Treasury Bond in pesos. Monetary policy rate. Maturity 2020	5327	34,515	1	34,515	23,156	34,515	—	34,515
Capitalizable Treasury Bills in pesos. Maturity 07-19-19	5297	27,080	1	27,080	—	27,080	—	27,080
Capitalizable Treasury Bills in pesos. Maturity 08-30-19	5335	20,890	2	20,890	—	20,890	—	20,890
Capitalizable Treasury Bills in pesos. Maturity 06-28-19	5281	—		—	306,053	—	—	—
Capitalizable Treasury Bills in pesos. Maturity 02-22-19	5273	—		—	229,419	—	—	—
CER-adjusted Treasury Bills. Maturity 02-22-19	5274	—		—	185,182	—	—	—
Other		8,965		8,965	94,357	8,965	—	8,965

Subtotal Government Securities - In pesos		513,558		513,558	945,830	513,558	—	513,558

Government Securities - In foreign currency
Treasury Bills in USD. Maturity 11-29-19	5296	6,956	1	6,956	—	6,956	—	6,956
Treasury Bills in USD. Maturity 08-16-19	5282	288	1	288	—	288	—	288
Treasury Bills in USD. Maturity 10-11-19	5291	231	2	231	—	231	—	231
Treasury Bills in USD. Maturity 07-26-19	5258	104	1	104	30	104	—	104
Treasury Bills in USD. Maturity 02-22-19	5251	—		—	4,156	—	—	—
Treasury Bills in USD. Maturity 02-08-19	5250	—		—	467	—	—	—
Treasury Bills in USD. Maturity 03-29-19	5263	—		—	42	—	—	—

Subtotal Government Securities - In foreign currency		7,579		7,579	4,695	7,579	—	7,579

BCRA Bills
BCRA Liquidity Bills in pesos. Maturity 07-01-19	13428	3,980,035	2	3,980,035	—	3,980,035	—	3,980,035
BCRA Liquidity Bills in pesos. Maturity 07-02-19	13429	1,986,418	2	1,986,418	—	1,986,418	—	1,986,418
BCRA Liquidity Bills in pesos. Maturity 01-07-19	13311	—		—	6,387,388	—	—	—

Subtotal BCRA Bills		5,966,453		5,966,453	6,387,388	5,966,453	—	5,966,453

Private Securities
Corporate Bond FCA Financiera Series I UVA Maturity 11-05-20	53823	69,328	2	69,328	56,748	69,328	—	69,328
Corporate Bond Banco de la Provincia de Bs. As. Class IV	32890	21,130	2	21,130	18,033	21,130	—	21,130
Corporate Bond Rombo Cía Financiera S.A. Class 42	53238	5,242	2	5,242	5,296	5,242	—	5,242
Corporate Bond Rombo Cía Financiera S.A. Class 40	52940	4,980	2	4,980	4,963	4,980	—	4,980
Corporate Bond Banco Santander Rio S.A. Class XXIII	53448	—		—	51,080	—	—	—
Corporate Bond YPF S.A. Class XVII	38562	—		—	18,707	—	—	—
Corporate Bond YPF S.A. Class XXXV	39792	—		—	10,922	—	—	—
Corporate Bond Rombo Cía Financiera S.A. Class 36	52186	—		—	2,164	—	—	—

Subtotal Private Securities		100,680		100,680	167,913	100,680	—	100,680

TOTAL DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS		6,588,270		6,588,270	7,505,826	6,588,270	—	6,588,270

EXHIBIT A

(Continued)

BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES

AS OF JUNE 30, 2019 AND DECEMBER 31, 2018

(stated in thousands of pesos)

		HOLDING				POSITION
Account	Identification	Fair value	Fair value level	Book balance 06.30.2019	Book value 12.31.2018	Position with no options	Options	Final position
OTHER DEBT SECURITIES
MEASURED AT FAIR VALUE THROUGH OCI
Local:
Government Securities - In pesos
Argentine Treasury Bond in pesos. Fixed rate. Maturity November 2020	5330	7,310,239	2	7,310,239	6,936,000	7,310,239	—	7,310,239
CER-adjusted Argentine Bond in pesos. Maturity 2021	5315	100,549	1	100,549	100,166	100,549	—	100,549
Capitalizable Treasury Bills in pesos. Maturity 04-12-19	5280	—		—	407,800	—	—	—
Capitalizable Treasury Bills in pesos. Maturity 06-28-19	5281	—		—	204,500	—	—	—

Subtotal Government Securities - In pesos		7,410,788		7,410,788	7,648,466	7,410,788	—	7,410,788

Government Securities - In foreign currency
US dollar-linked Treasury Bills. Maturity 12-04-19	5333	9,474,164	2	9,474,164	—	9,474,164	—	9,474,164
Treasury Bills in USD. Maturity 07-19-19	5298	970,075	2	970,075	—	970,075	—	970,075
Treasury Bills in USD. Maturity 08-30-19	5283	492,628	1	492,628	—	492,628	—	492,628
Treasury Bills in USD. Maturity 08-16-19	5282	248,323	1	248,323	—	248,323	—	248,323
Treasury Bills in USD. Maturity 04-26-19	5255	—		—	809,347	—	—	—
Treasury Bills in USD. Maturity 05-10-19	5272	—		—	704,886	—	—	—
Treasury Bills in USD. Maturity 03-15-19	5261	—		—	470,762	—	—	—
Treasury Bills in USD. Maturity 02-08-19	5250	—		—	182,160	—	—	—

Subtotal Government Securities - In foreign currency		11,185,190		11,185,190	2,167,155	11,185,190	—	11,185,190

BCRA Bills
BCRA Liquidity Bills in pesos. Maturity 07-05-19	13432	22,233,502	2	22,233,502	—	22,233,502	—	22,233,502
BCRA Liquidity Bills in pesos. Maturity 07-02-19	13429	12,911,717	2	12,911,717	—	12,911,717	—	12,911,717
BCRA Liquidity Bills in pesos. Maturity 07-01-19	13428	7,960,071	2	7,960,071	—	7,960,071	—	7,960,071
BCRA Liquidity Bills in pesos. Maturity 07-03-19	13430	7,933,705	2	7,933,705	—	7,933,705	—	7,933,705
BCRA Liquidity Bills in pesos. Maturity 01-04-19	13310	—		—	9,870,740	—	—	—
BCRA Liquidity Bills in pesos. Maturity 01-08-19	13312	—		—	3,944,300	—	—	—

Subtotal BCRA Bills		51,038,995		51,038,995	13,815,040	51,038,995	—	51,038,995

Private Securities - In foreign currency
Corporate Bond John Deere Credit Cia. Financiera S.A. Class XII	51620	86,781	2	86,781	113,148	86,781	—	86,781
Corporate Bond John Deere Credit Cia. Financiera S.A. Class XVIII	54266	43,187	2	43,187	—	43,187	—	43,187

Subtotal Private Securities		129,968		129,968	113,148	129,968	—	129,968

Subtotal Measured at Fair Value through OCI		69,764,941		69,764,941	23,743,809	69,764,941	—	69,764,941

MEASURED AT AMORTIZED COST
Private Securities - In pesos
Corporate Bond EXO. S.A.		136	2	136	136	136	—	136

TOTAL OTHER DEBT SECURITIES		69,765,077		69,765,077	23,743,945	69,765,077	—	69,765,077

EQUITY INSTRUMENTS
Local:
Private Securities - In pesos
Prisma Medios de Pago S.A.		1,765,000	3	1,765,000	—	1,765,000	—	1,765,000
Other		231	2	231	225	231	—	231
Foreign:
Private Securities - In foreign currency
Other		18,413	2	18,413	9,991	18,413	—	18,413

TOTAL EQUITY INSTRUMENTS		1,783,644		1,783,644	10,216	1,783,644	—	1,783,644

EXHIBIT B

CLASSIFICATION OF LOANS AND OTHER FINANCING

ACCORDING TO FINANCIAL PERFORMANCE AND GUARANTEES RECEIVED

AS OF JUNE 30, 2019 AND DECEMBER 31, 2018

(stated in thousands of pesos)

	06.30.19	12.31.18
COMMERCIAL PORTFOLIO
Normal performance	94,547,754	99,824,957

Preferred collaterals and counter-guarantees “A”	648,398	782,100
Preferred collaterals and counter-guarantees “B”	756,493	1,068,873
No preferred collaterals or counter-guarantees	93,142,863	97,973,984
With special follow-up	440,303	174,767

Under observation	440,303	174,767

Preferred collaterals and counter-guarantees “B”	161,679	3,522
No preferred collaterals or counter-guarantees	278,624	171,245
Troubled	529,253	1,529,081

Preferred collaterals and counter-guarantees “B”	—	3,315
No preferred collaterals or counter-guarantees	529,253	1,525,766
With high risk of insolvency	1,877,828	294,627

Preferred collaterals and counter-guarantees “B”	10,662	9,437
No preferred collaterals or counter-guarantees	1,867,166	285,190
Uncollectible	174,272	23,658

No preferred collaterals or counter-guarantees	174,272	23,658

TOTAL	97,569,410	101,847,090

EXHIBIT B

(Continued)

CLASSIFICATION OF LOANS AND OTHER FINANCING

ACCORDING TO FINANCIAL PERFORMANCE AND GUARANTEES RECEIVED

AS OF JUNE 30, 2019 AND DECEMBER 31, 2018

(stated in thousands of pesos)

	06.30.19	12.31.18
CONSUMER AND HOUSING PORTFOLIO
Normal performance	91,919,066	82,079,990

Preferred collaterals and counter-guarantees “A”	46,402	52,624
Preferred collaterals and counter-guarantees “B”	12,343,151	9,573,987
No preferred collaterals or counter-guarantees	79,529,513	72,453,379
Low risk	1,822,879	1,363,176

Preferred collaterals and counter-guarantees “A”	—	769
Preferred collaterals and counter-guarantees “B”	87,426	61,746
No preferred collaterals or counter-guarantees	1,735,453	1,300,661
Medium risk	1,525,035	1,112,362

Preferred collaterals and counter-guarantees “A”	537	—
Preferred collaterals and counter-guarantees “B”	29,311	8,703
No preferred collaterals or counter-guarantees	1,495,187	1,103,659
High risk	987,123	585,308

Preferred collaterals and counter-guarantees “B”	27,073	22,179
No preferred collaterals or counter-guarantees	960,050	563,129
Uncollectible	71,925	68,800

Preferred collaterals and counter-guarantees “A”	15	15
Preferred collaterals and counter-guarantees “B”	11,156	7,764
No preferred collaterals or counter-guarantees	60,754	61,021

TOTAL	96,326,028	85,209,636

TOTAL GENERAL	193,895,438	187,056,726

EXHIBIT C

CONCENTRATION OF LOANS AND OTHER FINANCING

AS OF JUNE 30, 2019 AND DECEMBER 31, 2018

(stated in thousands of pesos)

	06.30.19		12.31.18
Number of customers	Debt balance	% over total portfolio	Debt balance	% over total portfolio
10 largest customers	25,132,718	12.96%	23,237,722	12.42%
50 following largest customers	32,201,254	16.61%	31,726,036	16.96%
100 following largest customers	17,151,022	8.85%	18,088,037	9.67%
All other customers	119,410,444	61.58%	114,004,931	60.95%

TOTAL	193,895,438	100.00%	187,056,726	100.00%

EXHIBIT D

BREAKDOWN BY TERM OF LOANS AND OTHER FINANCING

AS OF JUNE 30, 2019

(stated in thousands of pesos) (1)

		Terms remaining to maturity
ITEM	Portfolio due	1 month	3 months	6 months	12 months	24 months	More than 24 months	TOTAL
Non-financial government sector	—	336	—	—	—	—	—	336
Argentine Central Bank (BCRA)	—	64	—	—	—	—	—	64
Financial sector	—	2,286,182	693,548	1,173,915	1,370,806	2,060,389	918,160	8,503,000
Non-financial private sector and residents abroad	1,571,465	73,784,076	33,159,699	17,964,587	14,949,175	21,915,117	39,855,052	203,199,171

TOTAL	1,571,465	76,070,658	33,853,247	19,138,502	16,319,981	23,975,506	40,773,212	211,702,571

(1)	These balances are total contractual cash flows and, therefore, include principal, accrued and to be accrued interest and charges.

EXHIBIT H

DEPOSITS CONCENTRATION

AS OF JUNE 30, 2019 AND DECEMBER 31, 2018

(stated in thousands of pesos)

	06.30.19		12.31.18
Number of customers	Debt balance	% over total portfolio	Debt balance	% over total portfolio
10 largest customers	10,474,052	3.67%	15,293,060	5.89%
50 following largest customers	15,141,352	5.30%	15,553,822	5.99%
100 following largest customers	10,045,130	3.52%	10,544,960	4.06%
Rest of customers	249,821,236	87.51%	218,371,447	84.06%

TOTAL	285,481,770	100.00%	259,763,289	100.00%

EXHIBIT I

BREAKDOWN OF FINANCIAL LIABILITIES BY REMAINING TERMS

AS OF JUNE 30, 2019

(stated in thousands of pesos) (1)

	Terms remaining to maturity
ITEMS	1 month	3 months	6 months	12 months	24 months	More than 24 months	TOTAL
Deposits	257,923,905	23,856,916	6,028,739	4,605,395	56,058	311	292,471,324
Non-financial government sector	3,634,689	13,955	—	—	—	—	3,648,644
Financial sector	296,404	—	—	—	—	—	296,404
Non-financial private sector and residents abroad	253,992,812	23,842,961	6,028,739	4,605,395	56,058	311	288,526,276
Liabilities at fair value through profit or loss	1,156,152	—	—	—	—	—	1,156,152
Derivative instruments	2,288,638	—	—	—	—	—	2,288,638
Other financial liabilities	21,784,493	280,618	378,275	677,453	521,696	29,362	23,671,897
Financing received from the BCRA and other financial institutions	847,886	1,042,397	250,438	1,165,484	—	—	3,306,205
Corporate bonds issued	193,162	599,832	1,406,448	480,806	3,018,475	—	5,698,723

TOTAL	284,194,236	25,779,763	8,063,900	6,929,138	3,596,229	29,673	328,592,939

(1)	These balances are total contractual cash flows and, therefore, include principal, accrued and to be accrued interest and charges.

EXHIBIT J

PROVISIONS

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2019 AND

THE FISCAL YEAR ENDED DECEMBER 31, 2018

(stated in thousands of pesos)

				Decreases
Accounts	Balances at the beginning of the year	Increases		Reversals	Uses	Balances as of 06.30.19	Balances as of 12.31.18
INCLUDED IN LIABILITIES
- Provisions for contingent commitments	1,483	168	(1)	—	—	1,651	1,483
- For administrative, disciplinary and criminal penalties	5,000	—	(4)	—	—	5,000	5,000
- Provisions for reorganization	—	188,268	(5)	—	118,268	70,000	—
- Provisions for termination plans	62,135	—	(2)	907	—	61,228	62,135
- Other	3,534,696	3,782,605	(3)	761	419,140	6,897,400	3,534,696

TOTAL PROVISIONS	3,603,314	3,971,041		1,668	537,408	7,035,279	3,603,314

(1)	Set up in compliance with the provisions of Communication “A” 2950 and supplementary regulations of the BCRA.
(2)	Set up to cover contingences referred to private healthcare plans.
(3)	Set up to cover for potential contingencies not considered in other accounts (civil, commercial, labor and other lawsuits), and as required by Memorandum 6/2017 issued by the BCRA.
(4)	Set up to cover administrative, disciplinary and criminal penalties.
(5)	See Note 27 to the condensed consolidated interim financial statements.

EXHIBIT L

BALANCES IN FOREIGN CURRENCY

AS OF JUNE 30, 2019 AND DECEMBER 31, 2018

(stated in thousands of pesos)

	TOTAL AS OF	AS OF 06.30.19 (per currency)				TOTAL AS OF
ACCOUNTS	06.30.19	Dollar	Euros	Real	Other	12.31.18
ASSETS
Cash and deposits in banks	62,354,503	59,043,665	3,223,647	28,201	58,990	52,484,375
Debt securities at fair value through profit or loss	7,579	7,579	—	—	—	4,695
Repo transactions	5,661,203	5,661,203	—	—	—	12,706,363
Other financial assets	371,228	367,499	3,729	—	—	649,072
Loans and other financing	67,232,136	67,034,501	197,635	—	—	60,635,907
Non-financial government sector	14	14	—	—	—	—
Argentine Central Bank (BCRA)	64	64	—	—	—	—
Other financial institutions	558,093	558,093		—	—	248,932
Non-financial private sector and residents abroad	66,673,965	66,476,330	197,635	—	—	60,386,975
Other debt securities	11,313,858	11,313,858	—	—	—	2,279,172
Financial assets pledged as collateral	3,140,076	3,140,076	—	—	—	2,303,947
Investments in equity instruments	18,413	18,413	—	—	—	9,991

TOTAL ASSETS	150,098,996	146,586,794	3,425,011	28,201	58,990	131,073,522

LIABILITIES
Deposits	135,991,383	133,386,931	2,604,452	—	—	114,494,962
Non-financial government sector	2,722,923	2,718,817	4,106	—	—	390,264
Financial sector	92,291	91,939	352	—	—	99,865
Non-financial private sector and residents abroad	133,176,169	130,576,175	2,599,994	—	—	114,004,833
Liabilities at fair value through profit or loss	166,156	166,156	—	—	—	34,797
Other financial liabilities	9,045,983	8,699,365	326,365	—	20,253	5,316,849
Financing received from the BCRA and other financial institutions	3,282,968	3,093,795	189,173	—	—	5,400,682
Other non-financial liabilities	1,014,917	1,012,938	1,979	—	—	946,530

TOTAL LIABILITIES	149,501,407	146,359,185	3,121,969	—	20,253	126,193,820

EXHIBIT O

DERIVATIVES

AS OF JUNE 30, 2019

(stated in thousands of pesos)

Type of Contract	Purpose of the transactions	Underlying asset	Type of settlement	Scope of negotiation or counterparty	Weighted average term originally agreed	Residual weighted average term	Weighted average term for settlement of differences	Amount
SWAPS	Financial transactions own account	—	Upon maturity of differences	RESIDENTS IN THE COUNTRY FINANCIAL SECTOR	30	9	51	2,418,547
REPO TRANSACTIONS	Financial transactions own account	Argentine Government Securities	Upon maturity of differences	RESIDENTS IN THE COUNTRY FINANCIAL SECTOR	1	1	3	293,572
REPO TRANSACTIONS	Financial transactions own account	Argentine Government Securities	Upon maturity of differences	RESIDENTS IN THE COUNTRY NON-FINANCIAL SECTOR	6	4	184	20,188,166
FUTURES	Financial transactions own account	Foreign Currency	Daily differences	ROFEX	4	3	1	22,827,407
FUTURES	Financial transactions own account	Foreign Currency	Daily differences	RESIDENTS IN THE COUNTRY FINANCIAL SECTOR	1	1	1	223,310
FUTURES	Financial transactions own account	Foreign Currency	Upon maturity of differences	RESIDENTS ABROAD FINANCIAL SECTOR	3	2	83	33,482,194
FUTURES	Financial transactions own account	Foreign Currency	Upon maturity of differences	RESIDENTS IN THE COUNTRY NON-FINANCIAL SECTOR	6	4	187	17,267,676

EXHIBIT R

ADJUSTMENT TO IMPAIRMENT LOSS - ALLOWANCES FOR LOAN LOSSES

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2019 AND

FISCAL YEAR ENDED DECEMBER 31, 2018

(stated in thousands of pesos)

				Decreases
Accounts	Balances at the beginning of the year	Increases		Reversals	Uses	Balances as of 06.30.19	Balances as of 12.31.18
Other financial assets	69,040	1,422,169	(1)(3)	—	42	1,491,167	69,040
Loans and other financing	4,258,239	2,996,670	(1)(3)	42,902	1,442,884	5,769,123	4,258,239
Other financial institutions	85,488	9,548		42,884	—	52,152	85,488
Non-financial private sector and residents abroad	4,172,751	2,987,122		18	1,442,884	5,716,971	4,172,751
Overdrafts	110,147	35,172		—	59,287	86,032	110,147
Instruments	1,164,674	597,355		—	10,771	1,751,258	1,164,674
Mortgage loans	99,518	31,080		—	128	130,470	99,518
Pledge loans	44,250	7,689		—	6,272	45,667	44,250
Consumer loans	808,085	701,881		—	406,489	1,103,477	808,085
Credit card loans	1,359,528	1,138,690		—	652,934	1,845,284	1,359,528
Financial leases	47,227	20,371		—	11,759	55,839	47,227
Other	539,322	454,884		18	295,244	698,944	539,322
Private securities	1,314	168	(2)(3)	—	46	1,436	1,314
Contingent commitments	1,483	168	(4)	—	—	1,651	1,483

TOTAL ALLOWANCES	4,330,076	4,419,175		42,902	1,442,972	7,263,377	4,330,076

(1)

Set up in compliance with the provisions of Communication “A” 2950 and supplementary regulations issued by the BCRA taking into consideration the disclosures made in Note 8 - Other financial assets and Note 9 - Loans and other financing to the consolidated financial statements.

(2)	Set up in compliance with the provisions of Communication “A” 4084 issued by the BCRA.
(3)	Includes total exchange rate difference of:

- Other financial assets	79,127
- Loans and other financing	117,755
- Private securities	140

(4)	Set up in compliance with credit risk a rising from unused overdraft balances in current account granted, guarantees, sureties and other contingent commitments.

KPMG Bouchard 710 - 1st Floor - C1106ABL Buenos Aires, Argentina	+54 11 4316 5700 www.kpmg.com.ar

INDEPENDENT AUDITORS’ LIMITED REVIEW REPORT ON CONDENSED INTERIM SEPARATE FINANCIAL STATEMENTS

To the President and Directors of

BBVA Banco Francés S.A.

Registered office: Av. Córdoba 111

City of Buenos Aires

Taxpayer identification number [C.U.I.T.] 30 -50000319 -3

Report on the financial statements

We have reviewed the accompanying condensed interim separate financial statements of BBVA Banco Francés S.A. (the “Entity”), which include the statement of financial position as of June 30, 2019, the statements of income, other comprehensive income, changes in shareholders’ equity and cash flows for the six-month period then ended, exhibits and selected explanatory notes.

The balances and other information as of December 31, 2018 and for the six-month period ended June 30, 2018 are an integral part of the aforementioned financial statements and, therefore, shall be considered in the light of these financial statements.

Board of Directors’ and Management responsibility for the financial statements

The Entity’s Board of Directors and Management are responsible for the preparation and presentation of the accompanying separate financial statements in accordance with the accounting standards established by the Argentine Central Bank (“BCRA”), which, as indicated in Note 2 to the accompanying financial statements, are based on the International Financial Reporting Standards (“IFRS”), and, particularly, on International Accounting Standard 34 “Interim Financial Reporting” (“IAS 34”) as approved by the International Accounting Standards Board (“IASB”), and adopted by the Argentine Federation of Professional Councils of Economic Sciences (“FACPCE”), except for section 5.5 “Impairment” of IFRS 9 “Financial Instruments” and IAS 29 “Financial Reporting in Hyperinflationary Economies”. Furthermore, the standards prescribed through Memorandum No. 6/2017 issued by the regulator on May 29, 2017 regarding the accounting treatment to be applied to uncertain tax positions, and Memorandum No. 7/2019, issued by the regulator on April 29, 2019 regarding the valuation of the investment held by the Entity in Prisma Medios de Pago S.A., were also considered. The Board of Directors and Management are also responsible for such internal control as they determine is necessary to enable the preparation of the interim separate financial statements that are free from material misstatement whether due to error or irregularities.

Scope of our review

Our responsibility is to issue a conclusion on these condensed interim separate financial statements based on our review. We conducted our review in accordance with the standards set forth by Technical Resolution No. 37 of the FACPCE and the “Minimum Standards applicable to External Audits” set forth by the BCRA for the review of interim financial statements. In accordance with such standards, a review is limited primarily to the performance of analytical and other review procedures applied to financial data included in the interim financial statements and inquiries of personnel responsible for the preparation thereof. A review is substantially less in scope than an audit conducted in accordance with auditing standards in force, and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the accompanying condensed interim separate financial statements.

© 2019 KPMG, a partnership established under Argentine law and a member firm of the KPMG network of independent firms affiliated with

KPMG International Cooperative (“KPMG International”), a Swiss entity. All rights reserved.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed interim separate financial statements of BBVA Banco Francés S.A. have not been prepared, in all material respects, in accordance with the BCRA accounting framework described in Note 2 to the accompanying financial statements.

Emphasis of matter

Without modifying our conclusion, we draw users’ attention to the following information disclosed in the accompanying financial statements:

e)

As explained in Note 2 to the accompanying financial statements, they have been prepared by the Entity’s Board of Directors and Management in accordance with the BCRA accounting framework, which differs from IFRS as to the application of section 5.5 “Impairment” of IFRS 9 “Financial Instruments”, which was temporarily excluded by the BCRA from the accounting framework applicable to financial institutions.

f)

As explained in Note 2, as provided for by BCRA Communication “A” 6651, the Entity has not applied IAS 29 “Financial Reporting in Hyperinflationary Economies” to the preparation of the accompanying financial statements. The existence of an inflationary context affects the Entity’s financial position and results of operations and, therefore, the inflation impact may distort the financial information, which should be considered in the interpretation of the information provided by the Entity in these financial statements in respect of its financial position, comprehensive income and cash flows. Management estimates that both the Entity’s equity and income may differ significantly, should IAS 29 be applied.

g)

As explained in Note 2, the accompanying financial statements have been prepared taking into consideration the standards prescribed through Memorandum No. 6/2017 issued by the regulator on May 29, 2017 regarding the accounting treatment to be applied to uncertain tax positions.

h)

As explained in Note 2 to the accompanying financial statements, by virtue of the partial sale of the ownership interest in Prisma Medios de Pago S.A., the remaining ownership interest was reclassified to “Investments in equity instruments” and stated at its fair value with changes recognized through profit or loss, based on a valuation report of the company prepared by an external professional. In addition, the valuation adjustment established by Memorandum No. 7/1019, issued on April 29, 2019 by BCRA, was deducted from such remaining ownership interest.

The aforementioned situations do not modify the conclusion stated in the Conclusion paragraph, but it should be considered by those users that apply IFRS to the interpretation of the accompanying financial statements.

City of Buenos Aires, August 9, 2019.

María Gabriela Saavedra

Partner

REPORTING SUMMARY FOR

THE FISCAL PERIOD ENDED

JUNE 30, 2019

(Consolidated, stated in thousands of pesos)

On December 12, 2016, the BCRA decided to apply International Financial Reporting Standards (IFRS) for fiscal years beginning on or after January 1, 2018 subject to the temporary exception of Section 5.5 - “Impairment”, in IFRS No. 9 and the International Accounting Standard (IAS) No. 29 “Reporting on hyperinflationary economies”, and considering, in turn, the accounting standards set forth by the referred entity through Memorandum No. 6/2017 regarding the criterion to be applied in recognizing uncertain tax positions. Besides, in the particular case of International Accounting Standard (IAS) No. 29, the Argentine Central Bank has temporarily excluded its application until January 1, 2020. Additionally, the regulations set forth by the BCRA through Memorandum No. 7/2019 dated April 29, 2019, as regards the accounting treatment to be applied to the remaining investment held in Prisma Medios de Pago S.A. (“Financial reporting framework set forth by the BCRA”) has been considered. As a consequence of the application of those standards, BBVA Francés presents its financial statements prepared pursuant to the new financial reporting framework set forth by the BCRA as of June 30, 2019 and December 31, 2018.

As of June 30, 2019, assets amounted to 392,891,625, liabilities amounted to 344,082,216 and shareholders’ equity amounted to 48,809,409.

On September 25, 2018, BBVA Francés ceased to have control of Volkswagen Financial Services Compañía Financiera S.A. (VWFS) due to the termination of the two-year term committed by the Bank to provide financing to the company if it failed to diversify its sources of funding.

The Entity offers its products and services through a wide multi-channel distribution network with presence in all the provinces in Argentina and the City of Buenos Aires, with more than 2.5 million active customers as of June 30, 2019. That network includes 252 branches providing services for the retail segment and also to small and medium enterprises and organizations. Corporate Banking is divided by industry sector: Consumers, Heavy Industries and Energy, providing customized services for large companies. To supplement the distribution network, the Entity has 14 in-company banks, one point of sales, two points of Customer service booths, 855 ATMs and 843 self-service terminals.

Also, it has a telephone banking service, a modern, safe and functional Internet banking platform, a mobile banking app and a total of 6,223 employees as of June 30, 2019.

The loans portfolio net of allowance for loan losses totaled 186,615,851 pesos as of June 30, 2019, reflecting an increase by 15.11% as compared to the previous year, which allowed the Bank to maintain the market share in 8.51% at the end of the fiscal period.

The growth of the loans portfolio was backed by the growth of the mortgage loans portfolio, which recorded an increase by 63.73% as compared to June 2018, while the credit cards business continued to strengthen, increasing the consumer market share. Pledge loans have dropped during the period mainly due to the effect generated by the deconsolidation of VWFS.

In terms of portfolio quality, the Entity has managed to maintain very good ratios. The irregular portfolio ratio (Financings with irregular performance/total financing) was 2.77%, with a coverage level (total allowances/irregular performance) of 111.69% as of June 30, 2019.

The total exposure for securities totaled 82,278,952 pesos at year end, including repos both with the BCRA and Argentina.

Information not covered by the Review Report.

In terms of liabilities, customers’ resources totaled 285,201,866, with a 47.88% increase over the last twelve months.

The market share of deposits to the private sector reached 7.35% as of June 30, 2019.

Breakdown of changes in the main income/loss items:

BBVA Francés recorded an accumulated profit 12,791,393 as of June 30, 2019, representing a return on average liabilities of 4.4% and a return on average assets of 3.9%.

Net financial income totaled 22,787,369, with a 109.93% growth as compared to June 2018, mainly driven by the growth of the activity and better spreads.

Net income from services totaled 3,438,471, accounting for a 68.09% increase compared to June 2018. This increase is mainly due to higher income from the rise in prices, commissions charged on credit and debit cards, and foreign trade and exchange transactions.

On February 1, 2019, within the Divestiture Commitment assumed by Prisma Medios de Pago S.A. and its shareholders to Argentina’s Federal Commission for the Defense of Competition, the amount of 2,344,064 registered, common shares with a nominal value of $ 1 each and one vote per share held by the Bank in Prisma Medios de Pago S.A. was transferred to AI Zenith (Netherlands) B.V. (a company related to Advent International Global Private Equity), accounting for 51% of the Bank’s shareholding in said company.

The total estimated price adjusted at period-end is USD 78.3 million. Out of this amount, the Bank has received USD 46.5 million, and the unpaid balance of USD 31.8 million shall be deferred over the following 5 (five) years and settled as follow. Thirty per cent (30%) shall be paid in Pesos, adjusted by applying the CER (UVA) at an annual nominal rate of 15% and 70% in US Dollars at an annual nominal rate of 10%.

By virtue of the partial sale of the shareholding in Prisma Medios de Pago S.A. the remaining stake has been measured at fair value through profit and loss on the basis of the valuation reports issued by independent appraisers and taking into account the resolution of the BCRA in that regard.

Administrative expenses and personnel benefits totaled 10,420,145, a 47.97% growth in relation to those recorded for June 2018. The increase in personnel expenses is mainly a consequence of salary increases agreed with the union. The remaining expenses grow due to the increased volume of activity, the general increase in prices, currency depreciation and increase in utility rates.

Outlook

2019 will be a year of large challenges for Argentina and the financial system.

In this context, BBVA in Argentina has strengthened its strategy based on transformation and growth for the purpose of leading a more efficient financial system and with a tendency towards consolidation and offering a better experience to customers through a change in banking.

Along this line, the growth plan will be focused both on obtaining new customers and strengthening the relationship with customers already in the portfolio, for the purpose of increasing cross-selling, improving the quality of service and enhancing efficiency levels as well as the development and training of teams.

Information not covered by the Review Report.

CONSOLIDATED BALANCE SHEET STRUCTURE

COMPARATIVE WITH THE SAME PERIODS FOR PREVIOUS YEARS

(stated in thousands of pesos)

	06.30.19 (1)	06.30.18 (1)	06.30.17 (1)
Total Assets	392,891,625	268,228,122	167,870,447
Total Liabilities	344,082,216	234,812,560	147,054,953
Parent’s Shareholders’ Equity	48,775,646	32,861,689	20,528,602
Non-controlling interest	33,763	553,873	286,892
Total Liabilities + Non-controlling interest + Shareholder’s Equity	392,891,625	268,228,122	167,870,447

	06.30.16 (2)	06.30.15 (2)
Total Assets	131,589,234	87,571,100
Total Liabilities	116,326,817	75,772,809
Minority Interest	317,712	268,259
Shareholders’ Equity	14,944,705	11,530,032
Total Liabilities + Minority Interest + Shareholder’s Equity	131,589,234	87,571,100

(1)

Pursuant to the measurement and presentation criteria established by the financial reporting framework set forth by the BCRA, which does not include the temporary application exception of IFRS No. 9 (Impairment) and IAS 29, apart from considering Memorandum No. 6/2017 of the BCRA and the provisions of Memorandum No. 7/2019.

(2)	Pursuant to the valuation and disclosure criteria set forth by the BCRA at each date.

CONSOLIDATED STATEMENT OF INCOME STRUCTURE

COMPARATIVE WITH THE SAME PERIODS FOR PREVIOUS YEARS

(stated in thousands of pesos)

	06.30.19 (1)	06.30.18 (1)	06.30.17 (1)
Net interest income	22,787,369	10,854,882	6,857,392
Net commission income	3,438,471	2,045,573	1,173,344
Net income from measurement of financial instruments at fair value through profit or loss	4,579,305	(412,679)	866,148
Net income / (loss) from write-down of assets at amortized cost and at fair value	(40,563)	(66,931)	6,688
Foreign exchange and gold gains	2,496,102	2,704,858	738,049
Other operating income	7,780,728	2,139,860	2,468,659
Loan loss provision	(4,223,063)	(1,330,442)	(798,771)
Net operating income	36,818,349	15,935,121	11,311,509
Personnel benefits	(5,954,616)	(3,887,157)	(3,193,314)
Administrative expenses	(4,465,529)	(3,154,824)	(2,506,045)
Asset depreciation and impairment	(752,287)	(406,902)	(302,522)
Other operating expenses	(8,612,435)	(3,582,190)	(3,241,213)
Operating income	17,033,482	4,904,048	2,068,415
Income from associates and joint ventures	429,486	345,065	247,424
Income before income tax	17,462,968	5,249,113	2,315,839
Income tax from continuing operations	(4,671,575)	(1,529,111)	(760,727)
Net income from continuing operations	12,791,393	3,720,002	1,555,112
Net income for the period	12,791,393	3,720,002	1,555,112

	06.30.16 (2)	06.30.15 (2)
Financial income	6,331,460	4,258,960
Loan loss provision	(497,480)	(324,275)
Income from services	1,945,476	1,761,058
Administrative expenses	(4,321,708)	(3,057,397)

Net income	3,457,748	2,638,346
Miscellaneous profits and losses - net	179,502	(28,289)
Loss from minority interest	(71,796)	(66,193)
Income tax	(1,437,112)	(945,708)

Profit for the period	2,128,342	1,598,156

(1)

Pursuant to the measurement and presentation criteria established by the financial reporting framework set forth by the BCRA, which does not include the temporary application exception of IFRS No. 9 (Impairment) and IAS 29, apart from considering Memorandum No. 6/2017 of the BCRA and the provisions of Memorandum No. 7/2019.

(2)	Pursuant to the valuation and disclosure criteria set forth by the BCRA at each date.

CONSOLIDATED CASH FLOW STRUCTURE COMPARATIVE WITH

THE SAME PERIODS FOR PREVIOUS YEARS

(stated in thousands of pesos)

	06.30.19 (1)	06.30.18 (1)	06.30.17 (1)
Net cash (used in) / generated by operating activities	(14,699,083)	1,158,232	(9,655,296)
Net cash generated by / (used in) investing activities	1,682,327	(313,054)	(984,669)
Net cash (used in) / generated by financing activities	(1,724,889)	3,021,061	(1,609,906)
Effect of exchange rate changes	6,591,354	12,428,451	1,281,073

Total cash (used) / generated during the period	(8,150,291)	16,294,690	(10,968,798)

	06.30.16 (2)	06.30.15 (2)
Net cash generated by operating activities	1,894,250	3,047,981
Net cash used in investing activities	(781,366)	(699,705)
Net cash used in financing activities	(2,596,451)	(1,480,663)

Total cash (used) / generated during the period	(1,483,567)	867,613

(1)

Pursuant to the measurement and presentation criteria established by the financial reporting framework set forth by the BCRA, which does not include the temporary application exception of IFRS No. 9 (Impairment) and IAS 29, apart from considering Memorandum No. 6/2017 of the BCRA and the provisions of Memorandum No. 7/2019.

(2)	Pursuant to the valuation and disclosure criteria set forth by the BCRA at each date.

STATISTICAL DATA COMPARATIVE WITH

THE SAME PERIODS OF PREVIOUS YEARS

(Variation of balances during the same period of the previous year)

	06.30.19 / 18 (1)	06.30.18 / 17 (1)
Total loans	15.11%	82.56%
Total deposits	47.88%	53.59%
Income	243.85%	139.21%
Shareholders’ equity	46.07%	60.53%

	06.30.17 / 16 (2)	06.30.16 / 15 (2)	06.30.15 / 14 (2)
Total loans	35.78%	40.06%	24.00%
Total deposits	35.38%	54.67%	24.90%
Income / (loss)	(37.85%)	33.17%	(9.26%)
Shareholders’ equity	12.89%	29.62%	29.72%

(1)

Pursuant to the measurement and presentation criteria established by the financial reporting framework set forth by the BCRA, which does not include the temporary application exception of IFRS No. 9 (Impairment) and IAS 29, apart from considering Memorandum No. 6/2017 of the BCRA and the provisions of Memorandum No. 7/2019.

(2)	Pursuant to the valuation and disclosure criteria set forth by the BCRA at each date.

COMPARATIVE RATIOS

WITH THE SAME PERIODS FOR PREVIOUS YEARS

	06.30.19 (1)	06.30.18 (1)	06.30.17 (1)
Solvency (a)	14.19%	14.23%	14.15%
Liquidity (b)	58.66%	39.31%	47.11%
Tied-up capital (c)	25.52%	28.97%	44.40%
Indebtedness (d)	7.05	7.03	7.06

(a)	Total Shareholders’ Equity/Liabilities.
(b)	Sum of cash and deposits in banks, debt securities at fair value through profit or loss and other debt securities/deposits.
(c)	Sum of intangible assets and property, plant and equipment/Shareholders’ Equity.
(d)	Total Liabilities/Shareholders’ Equity.

	06.30.16 (2)	06.30.15 (2)	06.30.14 (2)
Solvency (a)	12.81%	15.16%	14.94%
Liquidity (b)	51.54%	46.42%	45.20%
Tied-up capital (c)	2.48%	2.90%	2.64%
Indebtedness (d)	7.81	6.60	6.69

(a)	Total Shareholders’ Equity/Liabilities (including minority interest).
(b)	Sum of cash and due from banks and government and private securities/deposits.
(c)	Sum of premises and equipment, miscellaneous assets and intangible assets/Assets.
(d)	Total Liabilities (including minority interest)/Shareholders’ Equity.

(1)

Pursuant to the measurement and presentation criteria established by the financial reporting framework set forth by the BCRA, which does not include the temporary application exception of IFRS No. 9 (Impairment) and IAS 29, apart from considering Memorandum No. 6/2017 of the BCRA and the provisions of Memorandum No. 7/2019.

(2)	Pursuant to the valuation and disclosure criteria set forth by the BCRA at each date.

Additional Information required by the Argentine Securities Commission (CNV)’s General Resolution No. 622/13, Chapter III, Title IV, Section 12

1.	General matters concerning the Entity’s business

a)	Significant specific legal regimes that entail the contingent termination or reinstatement of the benefits set forth by such regimes’ provisions.

None.

b)

Significant changes in the Entity’s activities or other similar circumstances taking place during the periods covered by the financial statements which affect the financial statements’ comparability with those presented in previous periods or capable of affecting comparability with the financial statements to be presented in future periods.

The Shareholders’ Meeting held on June 13, 2017 adopted a decision to increase capital stock through the issuance of new registered, common shares. Refer to Note 30. Share Capital of the Consolidated Financial Statements of BBVA Banco Francés S.A.

On January 18, 2018, the Entity made a capital contribution in proportion to its ownership interest in Volkswagen Financial Services Compañía Financiera S.A. in the amount of 204,000 thousand pesos, equivalent to 204,000,000 non-endorsable, registered, common shares, with a value of $1 and one vote per share.

On September 25, 2018, the Entity made a capital contribution in proportion to its ownership interest in Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. in the aggregate amount of 26,945 thousand pesos, equivalent to 26,944,600 non-endorsable, registered common shares, with a value of $1 and one vote per share.

On March 8, 2019, the Bank’s Board of Directors submitted to its Shareholders’ Meeting a proposal to merge BBVA Francés Valores S.A. in order to attain more efficiency in its administrative processes and thus, provide better service to its customers. In this regard, the Bank’s Board of Directors approved the merger consolidated balance sheet and authorized the filing of the merger prospectus with the CNV in order to apply for the authorization of the transaction by such entity.

2.	Classification of the balances receivable (financing) and payable (deposits and liabilities) according to their maturity dates.

See “Exhibit D - Breakdown by Term of Loans and Other Financing”, and “Exhibit I - Breakdown of Financial Liabilities by Remaining Terms” of BBVA Banco Francés S.A.’s Consolidated Financial Statements.

3.	Classification of the balances receivable (financing) and payable (deposits and liabilities), to know the holding financial effects:

Item	Local currency			Foreign currency
In thousands of Pesos	With interest rate clause	With CER adjustment clause	Without interest rate clause	With Interest rate clause	Without interest rate clause
Financing facilities (net of allowances)
Loans and other financing	98,673,259	20,612,557	99,766	67,230,269	—

TOTAL	98,673,259	20,612,557	99,766	67,230,269	—

Item	Local currency			Foreign currency
In thousands of Pesos	With Interest rate clause	With CER adjustment clause	Without Interest rate clause	With interest rate clause	Without interest rate clause
Deposits and corporate bonds
Deposits	80,627,652	3,535,813	33,999,608	139,190,732	27,848,061
Other liabilities (1)	5,935,545	—	31,392,707	3,199,349	8,822,444

TOTAL	86,563,197	3,535,813	65,392,315	142,390,081	36,670,505

(1)

Includes the following items: Derivative instruments, Repo Transactions, Other financial liabilities, Loans received from the BCRA and other financial institutions, Corporate bonds issued, Other non-financial liabilities and Current and deferred income tax liabilities.

4.	Breakdown of the percentage of ownership interests in other companies’ capital stock and total votes and debt and/or credit balances per company.

Refer to Note 45. Subsidiaries and Note 46. Related Parties of the Consolidated Condensed Interim Financial Statements of BBVA Banco Francés S.A.

5.	Receivables from sales or loans to directors.

Refer to Note 46. Related Parties of the Consolidated Condensed Interim Financial Statements of BBVA Banco Francés S.A.

6.	Physical count of inventories. Term and scope of physical count of inventories.

Not applicable.

7.	Ownership interests in other companies in excess of the amount allowed under Section 31 of Law No. 19550 and corrective measures plan.

None.

8.

Recoverable Values: Criteria followed to determine significant “recoverable values” of inventories, property, plant and equipment and other assets, used as limits for their respective accounting valuations.

To determine the “recoverable values”, the net realization value for the status and condition of property, plant and equipment is considered.

9.	Insurance covering tangible assets.

Assets insured in thousands of Pesos	Risk	Insured Amount	Book value
Monies, checks and other valuables	Fraud, robbery, safety boxes and valuables in transit	5,279,125	15,856,359
Buildings, machines, electronic equipment used in IT, furniture, fixtures, signage, telephones and works of art	Fire, vandalism and earthquake - Transportation of goods	22,156,109	12,217,245
Motor vehicles	All kinds of risk and third-party insurance	37,265	15,202

10.	Positive and negative contingencies

a)	Elements considered to calculate allowances whose balances exceed, individually or jointly, two percent (2%) of the equity.

-	Refer to Note 15. Income Tax of the Consolidated Condensed Interim Financial Statements of BBVA Banco Francés S.A.

b)

Contingent situations as of the date of the financial statements that are unlikely to occur and with equity effects not accounted for, stating if the lack of accounting is based on the probability of occurrence or difficulties for the quantification of its effects.

None.

11.	Irrevocable advances for future subscriptions. Status of the process aimed at capitalization.

None.

12.	Preferred shares cumulative dividends unpaid.

None.

13.	Conditions, circumstances or terms for the elimination of restrictions on the distribution of retained earnings.

Refer to Note 47 Restrictions on the payment of dividends of the Consolidated Condensed Interim Financial Statements of BBVA Banco Francés S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA French Bank S.A.

Date: September 23, 2019	By:	/s/ Ernesto R. Gallardo Jimenez
		Name:	Ernesto R. Gallardo Jimenez
		Title:	Chief Financial Officer